CROWDFUNDING OFFERING STATEMENT

SPIRIT OF SPEEDWAY LLC

An Indiana limited liability company

Target Offering Amount of $100,000

Maximum Offering Amount of $250,000

Price Per Unit of $1.36

Minimum Investment Amount of $1,000

October 14, 2021

SPIRIT OF SPEEDWAY LLC

This Spirit of Speedway LLC Crowdfunding Offering Statement (this "Offering Statement") is furnished solely to prospective investors through the crowdfunding portal available at sppx.io and each subdomain thereof (the "Portal") and operated by Silicon Prairie Online LLC, a Minnesota limited liability company ("Silicon Prairie") for the sole purpose of evaluating investments in certain securities offered by the issuer, Spirit of Speedway LLC, an Indiana limited liability company (the "Company"). The securities to be issued are Series B Common Units (each, a "Unit" and together, the "Units"). The Company is seeking to raise a target offering amount (the "Target Offering Amount") of One Hundred Thousand and 00/100 Dollars ($100,000) and a maximum offering amount (the "Maximum Offering Amount") of Two Hundred and Fifty Thousand and 00/100 Dollars ($250,000) through the Offering and sale of securities on the Portal (the "Offering") in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

A crowdfunding investment involves risk. You should not invest any funds in the Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The securities in this Offering have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. Prospective investors should not construe the contents of this Offering Statement as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the securities.

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred: (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

No person other than the Company has been authorized to provide prospective investors with any information concerning the Company or the Offering or to make any representation not contained in this Offering Statement. To invest in the securities, each prospective investor will be required to (1) register for an investor account with the Portal, (2) make representations regarding the investor's investment eligibility, and (3) execute a Spirit of Speedway LLC Series B Common Unit Subscription Agreement (the "Subscription Agreement"). The Company reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

SPIRIT OF SPEEDWAY LLC

TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS MADE BY THE COMPANY CONCERNING THE OFFERING, AND NO PERSON IS AUTHORIZED TO MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

SUMMARY OF OFFERING

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Offering Statement, the Company's operating agreement (the "Operating Agreement"), and Subscription Agreement (collectively the "Investment Documents"). The Securities being offered for sale by the Company on the Portal are governed by the Investment Documents. Each Subscription Agreement is an agreement between an investor and the Company, under which the investor agrees to invest in the Company pursuant to the specified terms therein. By investing in the Securities, investors do not receive any voting or management rights with respect to the Company. Additionally, this Offering Statement does not constitute an offer to sell or a solicitation of an offer to buy securities in any state where the offer or sale is not permitted. This Offering Statement is meant only for the investor to whom are permitted to invest in the Company and who is able to bear the risks of such an investment, and any use, duplication, or other transmission of this Offering Statement not specifically approved in writing by the Company is unauthorized and strictly prohibited. Capitalized terms not otherwise defined in this Offering Statement shall have the meanings ascribed to them in the Company's Operating Agreement.

THE OFFERING

Issuer:
Spirit of Speedway LLC, an Indiana Limited Liability Company, formed under the laws of the State of Indiana on June 28, 2021, and located at 11216 Fall Creek Road, Suite 125, Indianapolis, Indiana 46256. There are no co-issuers.

Intermediary:
Silicon Prairie Online LLC, a Minnesota limited liability company, CIK number: CIK0001711770; SEC file number: 007-00123; CRD number: 289746. Silicon Prairie will receive compensation from the Offering in an amount equal to Two Thousand Five Hundred and 00/100 Dollars ($2,500) plus Five Percent (5%) of the total amount raised in the Offering. Silicon Prairie has no other direct or indirect interest in the Company and no other arrangement currently exists for Silicon Prairie to acquire any such interest.

Maximum Offering Amount:
The Company will accept subscriptions for up to a maximum offering amount of Two Hundred and Fifty Thousand and 00/100 Dollars ($250,000.00) for up to One Hundred Eighty-Three Thousand Three Hundred and Thirty-Three (183,333) Units representing up to Twenty-Five Percent (25%) of the Company's total units on a fully-diluted basis. Silicon Prairie will notify investors when the Maximum Offering Amount has been met.

Target Offering Amount:
The target offering amount of Units to be issued is One Hundred Thousand and 00/100 Dollars ($100,000.00) for up to Seventy-Three Thousand Three Hundred and Thirty-Three (73,333) Units representing up to Ten Percent (10%) of the Company's total units on a fully-diluted basis. Silicon Prairie will notify investors when the Target Offering Amount has been met.

Oversubscriptions:	Oversubscriptions are accepted up to Two Hundred and Fifty Thousand and 00/100 Dollars ($250,000.00) (the Maximum Offering Amount) and such amount exceeding the Target Offering Amount will be allocated on a first-come, first-serve basis.
Other Existing Securities:	Aside from the Units, the Company has designated Series A Common Units ("each, a "Series A Unit" and together, the "Series A Units"). Unlike the Units, Series A Units hold voting rights. Additionally, unlike holders of the Units, holders of Series A Units (such as Marotti Autosport LLC) may vote and/or consent to certain actions affecting the Company and holders of the Units including but not limited to: (1) merging, consolidating, selling, or dissolving the Company, (2) materially altering the nature of the Company, (3) electing, appointing, or removing Managers, and (4) causing other Members to sell their Units or Series A Units in connection with a Drag-Along Offer (as defined in the Operating Agreement). Also, holders of Series A Units may call and attend special meetings in the absence of holders of the Units. See the Operating Agreement for additional rights of Series A Units.
Other Offerings:	There have been no other offerings by the Company.
Members of the Company:	Marotti Autosport LLC is the only Member of the Company and is the beneficial owner of Five Hundred and Fifty Thousand (550,000) Series A Units representing One Hundred Percent (100%) of the Company's common units on a fully-diluted basis. Marotti Autosport LLC currently holds all of the voting power of the Company, and will continue to hold all of the voting power of the Company after the Offering as well (see "Other Existing Securities" section herein for more information regarding Series A Units).
Price per Unit:	One and 36/100 Dollars ($1.36) per Unit.
General Voting Rights:	The Units will not have any voting rights.
Managers:	William Marotti and James Abely (the "Managers").
Minimum Investment Amount:	The minimum investment an investor may make (the "Minimum Investment Amount") is One Thousand and 00/100 Dollars ($1,000); however, the Company reserves the right to reject any subscription, in whole or in part, to waive the Minimum Investment Amount, or to allocate to any prospective investor a subscription amount less than the Minimum Investment Amount.
Maximum Investment Amount:	There is no maximum investment amount.
Offering Period:	The subscription period for the Offering (the "Offering Period") will commence on the date of this Offering Statement and will

terminate on the earlier of: (1) March 31, 2022, subject to the Managers' right to extend the Subscription Period for a period of up to an additional sixty (60) days or (3) the date on which the Managers elect in their sole discretion to terminate the Offering subject to the terms herein (the "Expiration Date"). The Offering may be consummated pursuant to one (1) or more closings prior to the Expiration Date. The Company will commence using the proceeds from this Offering: (1) once the Target Offering Amount is reached, (2) after at least Twenty-One (21) days after the Offering is published on the Portal, (3) after the 48 Hour Deadline, and (4) after acceptance by the Company of the subscription agreements. Additionally, the Company recognizes that the original Offering Statement omitted a discussion of the Company's financial condition and also notes to the financial statements in Appendix G. However, such information has now been supplemented in Appendix G of this Offering Statement. If an investor invested in the Company prior to the supplement of such information on the Portal, the investor will now need to reconfirm his or her investment (any investor who fails to reconfirm such investment will have their investment cancelled and funds returned) (the "Financial Reconfirmation Period"). Additionally, if the Company reaches the Target Offering Amount prior to the end of the Offering Period identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

Offering Jurisdictions:

The Units are being offered to investors in all United States jurisdictions.

Cancellation of Investment Commitment:

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period (the "48 Hour Deadline"). If an investor does not cancel an investment commitment before the forty-eight (48) hour period prior to the end of the Offering Period and the Target Offering Amount has been met, the funds will be released to the Company upon closing and the investor will receive Units in exchange for his or her investment subject to the terms herein this Offering Statement (see also the Offering Period section herein for more details). Unless the Company raises at least the Target Offering Amount through this Offering, no Units will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Furthermore, if an investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the investor's investment commitment will be cancelled and the committed funds will be returned. Investors will be notified of any material changes to the Offering. Subject to the terms herein, some investors may be required to reconfirm his or her investment commitments during the Financial Reconfirmation Period.

Withdrawal/Transfer
Restrictions:

No public market for the Units currently exists and investors will have limited ability to sell or transfer their Units. Units may not be marketed, sold, assigned, or transferred without the prior written consent of the Company, which may be granted or withheld in the sole discretion of the Company. Sales, assignments, or transfers of Units, which are affected without compliance with the Operating Agreement will be deemed to be null and void. Additional restrictions on transfers of the Units are incorporated in this Offering Statement.

Risk Factors:

The purchase of the Units offered hereby involves a high degree of risk and should be considered only by prospective investors who are able to sustain the total loss of their investment. See "Risk Factors" attached hereto as Appendix D.

Other Provisions:

See the Operating Agreement attached hereto as Appendix E for terms not otherwise summarized herein.

How to Subscribe:

Investors that have signed a Subscription Agreement and who have provided all of the necessary information required by the Company and Silicon Prairie to invest (the "Required Information") in the Offering will contribute their committed investment amounts into a designated escrow account for the Offering. Such Required Information includes:

- A dated, completed, and executed Subscription Agreement, including completed accredited investor status, registration, and IRS Substitute Form W-9, attached hereto as Appendix A and Appendix B.

- A dated, completed, and executed counterpart signature page to the Operating Agreement; and

- Payment of the full subscription amount to the Company in accordance with this Offering Statement.

Once (1) the Target Offering Amount is reached, (2) at least Twenty-One (21) days has elapsed since the Offering has published on the Portal, (3) the 48 Hour Deadline has passed, and (4) the Company has accepted signed subscription agreements from such investors, the committed investment amounts will be released from escrow upon the Company's satisfaction of the conditions set forth in this Offering Statement. At that time, investors will obtain ownership interest in the Company. All subscriptions will be binding and irrevocable, unless otherwise stated herein or unless required by the laws of the state in which the prospective investor resides. The Company is not required to issue membership certificates to investors. For all inquires please contact:

> Will Marotti, Manager
> Spirit of Speedway LLC
> Will@marottiautosport.com

Escrow Agent: BankVista, or such other bank as determined by Silicon Prairie.

Governing Law: The Subscription Agreement will be governed by the laws of the State of Indiana.

Modification of Terms: The investors may not modify the terms of the Offering. The terns of the Offering may only be modified by the Company.

BUSINESS INFORMATION

Business Description: The Company is involved in the race car industry and is looking to build a racecar and racing team to compete in IndyCar races. The Company's goal is to build a racecar and racing team, which will be partially funded and owned by racing fans. The Company hopes to compete in the upcoming 2022 Indy 500 and other IndyCar races thereafter. The Company is looking to raise a Target Offering Amount of $100,000 and a Maximum Offering Amount of $250,000, which depending on corporate funding and the Company's financial status, may go toward current or future (potentially 2023) operational costs, or the purchase of a chassis (see Appendix H herein), which price will likely exceed $250,000. Due to issues with supply chain, it is currently difficult to locate a chassis or other racecar parts being offered for sale. As such, the purchase of a chassis may occur after this years' Indy 500 and potentially not until 2023. The money may also be spent on payments to contractors relating to engineering and testing of the racecar, an engine lease, other parts for the racecar, and/or servicing and maintaining the racecar. All such payments may also not occur until 2023. Allocation of the Offering proceeds will be dependent upon the financial status of the Company and Company needs at the time the Offering is terminated.

Will Marotti: Will Marotti has been a lifelong Indy 500 fan and a frequent visitor of Speedway, Indiana since 1982. Inspired by the story of a racing team owner who was blinded in a shop accident, Will was determined to participate in the 100th running of the Indy 500 in 2016. Will paired up with Schmidt Peterson Motorsports, LLC to bring sponsorship dollars to the racing team. The team qualified 10th in the Indy 500 and ran as high as 4th place with four laps remaining in the race. Will repeated his involvement with Schmidt Peterson Motorsports, LLC in the 2017 Indy 500, and again with Vasser-Sullivan Racing in the 2020 Indy 500. Outside of his experience in racing, Will has been serving in ministry for 27 years. He founded New Life Church located in Wallingford, Connecticut, and has served as President and as a reverend since the church's inception in 1999. Will manages the operations of the church. The church has grown to over 1,000 attendees and operates on a 56-acre campus with a private school and a daycare. Will knows how to build an organization from the ground up while pulling together human and financial resources. Will serves as one of the Managers of the Company and will work on all aspects of the Company including management, raising money and sales. Will has been a Manager since the Company's inception on June 28, 2021.

James Abely: James Abely has been retired for several years, but is still involved in buying and selling real estate through his company, AD Consultants, LLC. James has been a member of AD Consultants, LLC since forming the company in 2008. James bring years of experience owning and operating a business. Like Will, James serves as one of the Managers of the Company and will work on all aspects of the Company including management, raising money and sales. James has been a Manager since the Company's inception on June 28, 2021.

Employees of the Company: The Company does not currently have any employees.

Officers of the Company: The Company does not currently have any officers.

Inspiration for Company: Will's inspiration for starting the Company stems from the history of the Indy 500. In years past, it was commonplace for racing teams to name Indy 500 racecars after communities inside and outside of Indiana. Towns like Lebanon, Racine, Terre Haute, Glendale, Dayton and Daytona Beach are just a few towns used to name Indy 500 racecars. In the 150-year history of the Indy 500, no entrant has ever named a racecar after the town that is home to the Indianapolis Motor Speedway, Speedway, Indiana. This Company will use "Speedway" in its name thus honoring the Speedway community.

Additionally, Will has a passion for starting new companies and organizations. In the past, Will founded a church (New Life Church) from which he runs a private school (Carver Academy), a daycare (Carver Preschool) and a food bank (The Grace Place). Will looks forward to using his passion to build the Spirit of Speedway LLC.

Competitors: Essentially any IndyCar racing team should be considered a competitor of the Company. Two such competitors would be AJ Foyt Racing and Vasser-Sullivan Racing who are involved in IndyCar racing and will also likely compete in the upcoming Indy 500. Other racing teams will be competing against the Company for endorsement deals, prize money, and other potential streams of revenue common to racing teams. Additionally, other racing teams will be competing for fans and followers.

Target Market: The Company's target markets are racing fans and people who are interested in having an ownership stake in a racing team. The Company plans to market its team via social media (mainly Facebook and Instagram), billboards, and potentially other sources of marketing and advertising.

Plan to Earn Revenue: The Company plans to earn revenue through earning prize money from races including through the 2022 Indy 500. The Company plans to race its cars in other races thereafter and hopes to earn additional prize money in those races. The Company also hopes to earn revenue through endorsement deals with different companies. The Company is currently seeking endorsement deals from local businesses, but may also reach out to national and global companies as well. Lastly, the Company hopes to earn revenue through sales of fan experience packages, which may include activities such as going "behind the scenes" and meeting race team members and getting an up-close look at the racecar prior to and after races.

Future Employees/Contractors: The Company hopes to hire employees/contract with contractors to build its racing team, which would include a driver to drive the racecar and a pit crew. The Company also hopes to hire other employees/contract with contractors for other roles including for sales and administrative roles.

Company Exit Plan: As of now, the Company is to last for two years. Following the 2023 racing season, the Company will hopefully continue racing under a new team configuration to be determined at a later date. There is no current plan for the Company to continue racing or to continue earning revenue after the 2023 racing season.

LEGAL PROCEEDINGS

The Company is not aware of any material legal proceeding in which the Company, any of its affiliates, or any of its property is currently involved.

GENERAL ELIGIBILITY

The Company certifies that all of the following statements are true for the Company:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

6. It has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement.

7. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Company, any predecessor of the Company, any affiliated issuer, any director, officer, general partner or managing member of the Company, any beneficial owner of Twenty Percent (20%) or more of the Company's outstanding voting equity securities, any promoter connected with the Company in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Units, or any general partner, director, officer or managing member of any such solicitor:

1. None of any such person has been convicted, within ten (10) years (or five (5) years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this Offering Statement, of any felony or misdemeanor: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Offering Statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that: (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer; (B) engaging in the business of securities, insurance or banking; or (C) engaging in savings association or credit union activities; or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10) year period ending on the date of the filing of this Offering Statement.

4. None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Offering Statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. None of any such person has been subject to any order of the SEC entered within five (5) years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

6. None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. None of any such person filed (as a registrant or issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Offering Statement filed with the SEC that, within five (5) years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8. None of any such person has been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b)

of the Securities Act, and none of any such person, at the time of filing of this Offering Statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

ONGOING REPORTING REQUIREMENTS

The Company will file a report electronically with the SEC annually and post the report on its website, no later than: April 30th of the following year, One Hundred and Twenty (120) days after the end of each fiscal year covered by the report. Once posted, the annual report will be available on the Company's website at: www.spiritofspeedway.com.

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than Three Hundred (300) holders of record;

3. the Company has filed at least three (3) annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed Ten Million and 00/100 Dollars ($10,000,000);

4. the Company or another party repurchases all of the securities issued in reliance on a Section 4(a)(6) Exemption, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. the Company liquidates or dissolves its business in accordance with state law.

APPENDIX A
SPIRIT OF SPEEDWAY LLC
an Indiana limited liability company

SERIES B COMMON UNIT SUBSCRIPTION AGREEMENT

Subscriber:

_____

My principal residence (or principal office in the case of a corporation, limited liability company, partnership, or trust) both at the time of the initial offer of the Units to me and at present was and is within the State of:

_____

Number of Units Subscribed For (Minimum Subscription- 735 Units):

_____

Price Per Unit:

$1.36_____

Total Subscription Price Payable:

$_____

       I hereby agree with Spirit of Speedway LLC, an Indiana limited liability company, in connection with the Offering, as follows (Capitalized terms not otherwise defined herein shall have the meanings ascribed to them set forth in the Spirit of Speedway LLC Crowdfunding Offering Statement):

       1. *Subscription.* I hereby subscribe for the above number of Units of the Company and agree to pay the total price for such Units as specified above in this Subscription Agreement. I have or will tender payment to the Company for this amount as set forth above or as otherwise agreed to in writing. I understand that this Subscription Agreement is made subject to the Company's right to accept or reject it in whole or in part. If this Subscription Agreement is rejected, the Company will cause my funds to be refunded and this Subscription Agreement shall be null, void, and of no further effect. I understand that once this Subscription Agreement has been accepted, I will have no right to cancel it, unless required by law or as otherwise indicated in the Offering Statement. Further, I understand that after the 48 Hour Deadline and subject to the terms in the Offering Statement, the Company may immediately use the funds I pay in connection with this Subscription Agreement.

       2. *Additional Documents.* I acknowledge that acceptance of this subscription will be conditioned upon my agreement to be bound by the terms and conditions of certain other agreements made by and among the Company and certain of its members, including, but not limited to, the Investment Documents. Additionally, I understand that the Company may require me to execute a promissory note in favor of the Company for the total subscription price I have agreed to pay and that the Units I have purchased or will purchase will serve as collateral to any such promissory note.

3. *Disclosure.* I acknowledge that I have received and reviewed (1) a copy of the Company's Offering Statement and accompanying exhibits with respect to the Units and (2) copies of the Company's constituent documents. I am familiar with the proposed business of the Company as a result of my personal knowledge and investigations of the Company and its principals. I represent that no persons have made any representation to me or my representatives as to the future prospects of the Company (other than the projections provided by the Company as to which I understand the assumptions used) and that I have made an independent evaluation of the suitability of the Units as an investment. I acknowledge that I am aware of the risks involved in making an investment in the Company.

4. *No Separate Counsel.* I understand that in connection with this Offering and subsequent advice to the Company and its management, counsel to the Company will not be separately representing the purchasers of Units. I understand that no independent counsel has been engaged by the Company to represent purchasers of Units.

5. *Reason for Representations.* I acknowledge that the Units are being offered and sold to me in reliance upon certain exemptions from federal and state registration. I recognize that reliance upon such exemptions is based in part on my representations.

6. *Investment Representations.* I, or if an entity, where appropriate, "it", hereby represent and warrant that the following statements are true and correct:

(a)   I am familiar with the nature of, and the risks attendant to, an investment of the type described in this Subscription Agreement, the tax consequences of such an investment, I am financially capable of bearing the economic risk of investing in the Company, I can afford the loss of the total amount of such investment, and I have read and understand the risk factors as set forth in Appendix D attached hereto.

(b)   I (1) do not have an overall commitment to investments that are not readily marketable that is disproportionate to my net worth, and my acquisition of the Units will not cause such overall commitment to become excessive and (2) have adequate net worth and means of providing for my current needs and personal contingencies to sustain a complete loss of my investment in the Units, and have no need for liquidity in the investment of the Units.

(c)   I understand that the Units have not been registered under the Securities Act, or the securities laws of any state and that the undersigned is acquiring the Units for my own account and for investment only and not with a view to the further sale, assignment or other distribution of all or any portion thereof; I agree and represent I will not sell, assign, pledge or otherwise dispose of the Units, or any portion thereof, other than in compliance with the terms and conditions of the Operating Agreement and applicable state and federal securities laws and, then, only to the extent that the same may be legally sold or disposed of without registration or qualification under applicable state or federal securities laws, or the Units shall have been so registered or qualified and an appropriate registration statement shall then be in effect; and I understand that I must bear the economic risk of my investment in the Company for an indefinite period of time.

(d)   I am fully aware that the Units are being issued in reliance upon an exemption provided for by the Securities Act and the rules and regulations promulgated thereunder and similar exemptions provided under state securities law on the grounds that no public offering is involved, and that the representations, warranties and agreements set forth in this Subscription Agreement are essential to the claiming of such exemptions.

(e)   I acknowledge that the Company has disclosed in writing to me that the transferability of the Units is severely limited and that I must continue to bear the economic risk of this investment for an indefinite period as the Units have not been registered under the Securities Act or any other state securities law and therefore cannot be offered or sold unless they are subsequently registered under such acts or an exemption from such registration is available.

(f)   I agree that the certificates for the Units, if issued, may contain the following legend: "The securities represented by this certificate were acquired for investment only and not for resale. They have not been registered under the Securities Act or any state securities law. These securities may not be sold, transferred, pledged or hypothecated unless first registered under such law, or unless the Company has received an opinion of counsel satisfactory to it that registration under such laws is not required." The Company may issue stop transfer instructions to its transfer agent (if any) or make a notation to such effect on its appropriate records.

(g)   I acknowledge that the Company has made available to me the opportunity to ask questions and receive answers concerning (1) the Company; (2) the Units; (3) the Investment Documents, (4) the Offering, as may be in effect prior to or simultaneous with this Subscription Agreement; (5) this Subscription Agreement; and (6) any other information provided by the Company to me.

(h)   I acknowledge that I have had a full opportunity to review the information set forth in this Subscription Agreement and the Offering Statement and to consult with my legal, accounting, and tax advisors regarding the information set forth in the Investment Documents and the investment in the Units.

(i)   I have made my own inquiry and analysis (on his, her or its own or with the assistance of others) with respect to (1) the Company; (2) the Units; (3) the Investment Documents, as may be in effect prior to or simultaneous with this Subscription Agreement; (4) this Subscription Agreement; (5) the Offering Statements; and (6) other material factors affecting the Units. Based on such information and analysis, the undersigned has been able to make an informed decision to subscribe for the Units.

(j)   I (either alone or with a purchaser representative) have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of investment in the Units.

(k)   I agree that, notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Indiana, without regard to principles of conflicts of law.

(l)   Prior to the receipt of the Units, I agree that I shall execute a counterpart to the Operating Agreement, a copy of which has been made available to me, which provides for certain restrictions on the transferability of the Units.

(m)   I understand that I have no right to require the Company to register the Units under federal or state securities laws at any time.

(n)   I acknowledge that a portion of the entire purchase price of the Units may not be allocated to investment, but may cover administrative and operating costs of the Company, and/or payment to Silicon Prairie.

(o)   Aside from commissions to Silicon Prairie in connection with the Offering described in the Offering Statement, no commission or other remuneration shall be paid to any person in connection with the offer or sale of the Units.

(p)   I recognize that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever and return the subscription proceeds without interest.

(q)   I hereby represent and warrant that I am not making an investment in the Company as a result of any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, any seminar or any solicitation by a person not previously known to the undersigned. I also acknowledge that an investment in the Units is speculative and agree that no guarantees have been made to me by the Company or any agent, manager, member, employee or affiliate of the Company, about an investment in the Units or the future financial performance of the Company. I further acknowledge that in making an investment in the Units, I am not relying upon any guaranty of the Company or any of its agents, managers, members, officers, employees or affiliates.

(r)   I acknowledge and agree that an audited balance sheet of the Company is not available and/or material to my understanding of the Company, its business and the Units being offered for sale to me. Therefore, I hereby waive any right under the Securities Act that I may have to receive and review an audited balance sheet of the Company in connection with my investment in the Company.

(s)   The Social Security or Taxpayer Identification Number furnished below is correct, and I am not subject to the back-up withholding provisions of Section 3406 of the Internal Revenue Code of 1986, as amended (the "Code").

7. *Accredited Investor Status*.   I qualify as an "Accredited Investor" within the meaning of Regulation D under the Securities Act of 1933, as amended, on the basis of the following *(initial all statements that apply)*:

FOR INDIVIDUAL INVESTORS:

_____   I certify I am an accredited investor because I am a natural person whose
Initial   individual net worth, or joint net worth with my spouse, exceeds One Million and 00/100 Dollars ($1,000,000). Net worth in this case means the excess of total assets at fair market value, including home (at cost or value established by a written appraisal used by an institutional lender, net of encumbrances), home furnishings and automobiles, over total liabilities.

_____   I certify I am an accredited investor because I am a natural person who had an
Initial   individual income in excess of Two Hundred Thousand and 00/100 Dollars ($200,000) in each of the two most recent years, or joint net income with my spouse of Three Hundred Thousand and 00/100 Dollars ($300,000) in each of the two most recent years, and I have a reasonable expectation of reaching the same income level in the current year. Income in this case means adjusted gross income as reported for federal income tax purposes, increased by tax-exempt interest income received,

certain IRA or pension contributions and certain other adjustments as agreed by the Company.

_____ I certify I am an accredited investor because I am a director, an executive officer or
Initial other policy-making official of the Company.

FOR CORPORATIONS OR PARTNERSHIPS:

_____ I certify that the subscribing entity is an accredited investor because it is a
Initial corporation or partnership not formed for the purpose of investing in the Company, which has total assets in excess of Five Million and 00/100 Dollars ($5,000,000.00).

_____ I certify that the subscribing entity is an accredited investor because it is a
Initial corporation or partnership and all of its equity owners are "accredited investors" within the meaning of Regulation D under the Securities Act of 1933. *If this statement is initialed and the immediately preceding one is not, the Company may require in its sole discretion information about the equity owners.*

FOR TRUSTS:

_____ I certify that the subscribing entity is an accredited investor because it is a trust
Initial with total assets in excess of Five Million and 00/100 Dollars ($5,000,000.00), was not formed for the specific purpose of investing in the Company, and its purchase is directed by a sophisticated person. For this purpose, a "sophisticated person" is one who has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment.

_____ I certify that the subscribing entity is an accredited investor because it is (1) a bank
Initial as defined in Section 3(a)(2) of the Securities Act of 1933; (2) acting in its fiduciary capacity as trustee; and (3) subscribing for the purchase of the securities being offered on behalf of a trust.

_____ I certify that the subscribing entity is an accredited investor because it is a
Initial revocable trust which may be amended or revoked at any time by its grantors and all of its grantors are "accredited investors" within the meaning of Regulation D under the Securities Act of 1933. *If this statement is initialed and one or both of the immediately preceding two statements is not, the Company may require in its sole discretion information about the grantors.*

FOR EMPLOYEE BENEFIT PLANS (INCLUDING KEOGH PLANS):

_____ I certify that the subscribing entity is an accredited investor because it is an
Initial employee benefit plan within the meaning of the Employee Retirement Security Act of 1974, as amended ("ERISA") and the decision to invest in the Company was made by a plan fiduciary (as defined in Section 3(21) of ERISA) which is either a bank, savings and loan association, insurance company or registered investment adviser. Please state the name of the plan fiduciary: _____

_____ I certify that the subscribing entity is an accredited investor because it is an

Initial   employee benefit plan within the meaning of ERISA and has total assets in excess of Five Million and 00/100 Dollars ($5,000,000.00).

_____
Initial   I certify that the subscribing entity is an accredited investor because it is a self-directed plan (*i.e.*, a tax-qualified defined contribution plan in which a participant may exercise control over the investment of assets credited to his or her account) in which all of the participants are accredited investors as a result of any of the tests under FOR INDIVIDUAL INVESTORS above. *If this statement is initialed and one or both of the immediately preceding two statements is not, the Company may require, in its sole discretion, information about the participants.*

FOR INDIVIDUAL RETIREMENT ACCOUNTS:

_____
Initial   I certify that the subscribing entity is an accredited investor because it is an individual retirement account and the beneficiary is an accredited investor as a result of any of the tests under FOR INDIVIDUAL INVESTORS above.

FOR OTHER TAX-EXEMPT ENTITIES:

_____
Initial   I certify that the subscribing entity is an accredited investor because it is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, was not formed for the specific purpose of investing in the Company and has total assets in excess of Five Million and 00/100 Dollars ($5,000,000.00).

_____
Initial   I certify that the subscribing entity is an accredited investor because it is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees and has total assets in excess of Five Million and 00/100 Dollars ($5,000,000.00).

FOR ANY OTHER INVESTOR:

_____
Initial   I certify that I otherwise qualify as an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933 *(specify the manner of qualification below).*
_____

FOR NON-ACCREDITED INVESTORS:

_____
Initial   I do not qualify as an "accredited investor" within the meaning of Regulation D or under the Securities Act, as amended.

8.   *Indemnity.* I agree to indemnify and hold harmless the Company, its members and managers and each other person, if any, who controls or is controlled by any of them, within the meaning of Section 15 of the Securities Act of 1933, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all attorneys' fees or other expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim) arising out of or based upon (1) any false representation or warranty or breach or failure by me to comply with any covenant or agreement I have made in this Subscription Agreement, or in any other document I have furnished to any of the above persons or entities in connection with this transaction or (2) any action

for securities law violations instituted by me or by anyone claiming by or through me which is finally resolved by judgment against me or such person.

9. *Additional Documentation.* If requested by the Company, I agree to deliver to the Company prior to acceptance of this Subscription Agreement, and effectiveness of this Subscription Agreement is conditioned (if requested by the Company) upon receipt by the Company of information substantiating, to the Company's reasonable satisfaction, that I am an accredited investor.

10. *Counterparts; Electronic Signature*. This Subscription Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Subscription Agreement, to the extent signed and delivered by means of a facsimile machine, email attachment, or any other electronic medium shall be treated in all manners and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto shall re-execute original forms hereto and deliver them to all other parties. No party hereto shall raise the use of a facsimile machine, email, or any other electronic medium to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, email, or other electronic medium as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

[Registration and Signature Pages Follow]

[Registration and Signature Page #1 to Spirit of Speedway LLC Series B Common Unit Subscription Agreement]

REGISTRATION AND ADDRESS

Registration Name:		
Mailing address (Street Address or P.O. Box):		
City:	State:	Zip Code:

CHECK ONE:

☐ Individual Person ☐ Corporation ☐ Limited Liability Company ☐ General Partnership ☐ Trust
☐ Limited Partnership ☐ IRA ☐ Employee Benefit Plan ☐ Other: ____________________

IN WITNESS WHEREOF, the subscriber has caused this Subscription Agreement to be executed the day and year set forth below.

INDIVIDUAL INVESTORS:

Subscriber Name:	Date of Birth:
Signature:	Date:

Joint Investor Name:	Date of Birth:
Signature:	Date:

[Registration and Signature Page #2 to Spirit of Speedway LLC Series B Common Unit Subscription Agreement]

FOR ENTITY:

Entity Name:	Date of Incorporation /Organization:
By: (*signature*):	Date:
Print Name:	Title:

AGREEMENT OF CUSTODIAN OF INDIVIDUAL RETIREMENT ACCOUNT

The undersigned, being the custodian of the above-named individual retirement account, hereby accepts and agrees to this Subscription Agreement.

Date:	Custodian Name:
By: (*signature*):	
Print Name:	Title:

APPENDIX B
IRS SUBSTITUTE FORM W-9

Under the penalties of perjury, I certify that: (i) the Social Security Number or Taxpayer Identification Number given below is correct; and (ii) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT (ii) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDER REPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

Date	Signature(s)[1]

Area Code and Telephone No.	Signature(s)[1]

Please indicate the form of ownership the undersigned desires for Spirit of Speedway LLC:

☐ Individual	☐ Fiduciary Trust (Under Agreement Dated _____)	☐ Other:_____
☐ Joint Tenants[2]	☐ *Uniform Transfer to Minors	☐ Limited liability company
☐ Tenants in Common[3]	☐ *Uniform Gift to Minors	☐ **IRA

* Minor's social security number required.
** Custodian name and signature may be required.

Social Security or Federal Taxpayer Identification No.	Street Address
	City/State/Zip Code

[1] When signing as attorney, trustee, administrator, or guardian, please give your full title as such. In case of joint tenants, each joint owner must sign.

[2] When a Unit is held as Joint Tenants with Right of Survivorship, upon the death of one owner, ownership of the Unit will pass automatically to the surviving owner(s).

[3] When a Unit is held as Tenants in Common, upon the death of one owner, ownership of the Unit will be held by the surviving owner(s) and by the heirs of the deceased owner.

APPENDIX C
ACCEPTANCE BY COMPANY

Date Subscription Accepted: _____


SPIRIT OF SPEEDWAY LLC

By: _____

Printed: Will Marotti

Title: Manager


APPENDIX D
RISK FACTORS

An investment in the Units offered hereby is highly speculative and is not an appropriate investment for investors who cannot afford the loss of their entire investment. Prospective investors should be fully aware of the following risk factors and are urged to review the risks set forth herein. The Company's returns may be unpredictable and, accordingly, an investment in Units of the Company is not suitable as the sole investment vehicle for an investor, but instead as part of an overall investment strategy and only if the investor is able to withstand a total loss of its investment. An investment in the Units involves a high degree of risk, and should be regarded as speculative. Prospective investors should consider carefully the following risk factors, among others, in addition to the other information presented in this Offering Statement, in evaluating the Company and its business. This Offering Statement contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Offering Statement and due to other matters over which the Company will have no control. Additionally, actual results could differ as a result of additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial. The Company disclaims any obligation to update any such factors or to announce the result of any revisions to any of the forward-looking statements or projections contained herein to reflect future events or developments.

Business risk

An investment in the Company involves the risk of a total loss of capital, and there can be no assurance that the investor will receive any return on or of its capital. The Company has and will have future capital requirements, the magnitude of which cannot be precisely determined. In addition, the Company will face competition, presumably in some cases from established companies with greater financial, technical and human capital resources, and better-established marketing and service capabilities. In addition to these risks, the Company is subject to the general business risks associated with the business in which it is engaged, including market conditions, changes in regulatory requirements, interest rate fluctuations, general economic downturns, and other factors.

Limited operating history

The Company has a limited operating history upon which prospective investors may evaluate its performance and future prospects. As a result, and due to the emerging nature of the markets in which the Company competes, the Company is unable to forecast its revenues with any assurance of the accuracy thereof. The Company's expense levels are based in part on its expectations concerning future revenue. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to the Company's expectations would have an immediate material adverse effect on the Company's business, prospects, operations and financial condition.

Unpredictability of future revenues; Fluctuation in operating results

Future operating results of the Company will be subject to fluctuations resulting from a number of factors, many of which are outside the Company's control, including, but not limited to:

- Demand for the Company's products and services;
- Timing and number of strategic relationships;
- Operating costs and capital expenditures related to the expansion of the Company's business;

- Market acceptance of the Company's products and services;
- Governmental regulations;
- Fluctuations in general economic conditions; and
- The Company's ability to attract, train, and retain qualified personnel.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Under no circumstances should such information be construed as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

Projections; Forward looking information

The Company has prepared financial projections for the Company's anticipated financial performance, which are included herein. The Company's projections are hypothetical and are based upon assumptions pertaining to the expected financial performance of the Company and other factors. The projections are based on management's estimate of the probable future results of operations of the Company. These projections are based on assumptions which management believes are reasonable. Some assumptions, however, invariably may not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed. The Company's financial projections are not guarantees of future results.

Company anticipates the need to raise additional funds to finance operations

The Company anticipates the need to raise additional funds to finance future operations. The Company's cash needs and position depend on several factors, including revenue, completion of product and services development activities, customer and market acceptance and the Company's ability to reduce and control costs. If the Company is unable to secure additional financing, it will have a material adverse effect on the Company's business and the Company may have to limit operations in a manner inconsistent with development plans and may impede the Company's ability to continue as a going concern.

The Company's operating losses, cash uses and projections of the level of cash that will be required for operations to reach a break-even level, may impair or preclude the Company's ability to raise capital on terms that the Company considers reasonable and at the levels that are required. The Company cannot provide any assurances that it will be able to secure additional funding from private offerings on acceptable terms, if at all. If the Company is unable to obtain the requisite amount of financing needed to fund operations, then it would have a material adverse effect on the Company's business and ability to continue as a going concern.

Absence of trading market; Restrictions on transfer of Units

The Units have not been registered under the Securities Act or any state securities laws and there is no undertaking or intention to register the Units hereafter, or to list or admit them to trading on any securities exchange. There will be no trading market for the Units and none is expected to develop in the foreseeable future. The Units may not be sold, pledged, or otherwise transferred without registration under the Securities Act and applicable state securities laws or an exemption therefrom. Investors must be able to bear the economic risk of their investments in the Units for an indefinite long-term period.

The Company's business plan requires significant capital and is dependent upon the success of this Offering

The Company presently has limited working capital and requires the proceeds of this Offering to continue the process of developing the racing team, racecar, and business. The Company's success in implementing its business plan depends upon several factors including the success of this Offering, possible future public or private offerings, and the possible receipt of debt financing. Even if this Offering is successful, the proceeds will pay the Company's expenses for only a limited period of time and there can be no assurance that the funds received through this Offering will be sufficient to allow the Company to continue successfully.

Ability to raise capital in the future may be limited, and failure to raise capital when needed could prevent growth

The Company's business and operations may consume resources faster than anticipated. In the future, the Company may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, the Company may be unable to invest in future growth opportunities, which could seriously harm the Company's business and operating results. If the Company incurs debt, the debt holders may have rights senior to equity holders of the Company to make claims on the Company's assets, and the terms of any debt could restrict the Company's operations, including its ability to pay distributions on equity. Furthermore, if the Company issues additional equity securities, equity holders will experience dilution, and the new equity securities could have rights senior to those of the Company's existing equity. Because the Company's decision to issue securities in any future offering will depend on market conditions and other factors beyond the Company's control, the Company cannot predict or estimate the amount, timing or nature of its future offerings.

The Company may be sued by third parties for alleged infringement of their proprietary rights

As the number of entrants into the Company's market increases, so too does the possibility of an intellectual property claim against the Company. The Company may not be able to withstand any third-party claims against the Company. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention from executing the Company's business plan.

Failure to adequately protect the Company's intellectual property could substantially harm its business and operating results

Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's technology, branding, and functionality, or obtain and use information that it considers proprietary. Moreover, policing the Company's proprietary rights is difficult and may not always be effective. The Company's intellectual property all may not be protected by registered copyrights, trademarks, or other registrations. Rather, such material may only be protected by statutory and common law rights and user agreements. Compliance with use restrictions is difficult to monitor and may be difficult to enforce. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce the Company's intellectual property rights and to determine the validity and scope of the proprietary rights of others. The Company's efforts to enforce or protect its proprietary rights may be ineffective, could result in substantial costs and diversion of resources, and could substantially harm the Company's operating results.

Need to attract and retain employees

The Company's success depends in large part upon its ability to attract, retain, and motivate employees, particularly management, for its operations. Qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future. Although the Company expects to continue to attract sufficient numbers of employees, there can be no assurance that the Company will be able to do so. Failure to attract and retain key personnel could have a materially adverse effect upon the Company's prospects, business, operating results, and financial condition.

Management of growth

The Company's current plans contemplate a period of growth that may place a significant strain on the Company's financial, managerial, and other resources. The Company's ability to manage its growth effectively, should it occur, will require it to continue to improve its operational, financial, and management information systems and to attract, retain, motivate, and train key employees. If the Company's Managers are unable to manage growth effectively, the Company's business, operating results, financial condition, and prospects could be materially adversely affected.

Competition

The Company competes in a very competitive market which includes well known, established companies with access to public capital markets and/or such other sources not readily accessible to the Company. While the Company believes its business strategy platform is innovative and creates a new market for marketing and selling its products and services, there is no guarantee that the Company will be successful in creating or participating in such a market.

Discretion as to the use of proceeds from this Offering

The Company's Managers will have broad discretion as to the application and use of the proceeds from this Offering. As provided in the Offering Statement, depending on corporate funding and the financial status of the Company, the Company may use the proceeds from the Offering for future or operational costs. The Company also may use the proceeds towards the purchase of a chassis for its racecar (which purchase may not occur until 2023). However, based on the needs of the Company and its financial status at the time the Offering terminates, the proceeds may be directed elsewhere. Members may not agree with the Managers in the use of such proceeds and the actual use of such proceeds may not increase the Company's profitability or operational results. Also, there can be no assurance that all or any portion of the Units will be sold.

Investors will have limited control over the Company

The investors will take no part in the management or control of the Company or the Company's operations, including operating, marketing, and other decisions. The Company's policies with respect to these activities are determined by the Managers and may be changed from time to time at the discretion of the Managers and without a vote of the members. No assurances can be given that such a change would not be adverse to the interests of the investors. Additionally, investors will have no voting rights. Holders of Series A Units (such as Marotti Autosport LLC) may exercise their voting rights in a number of ways, which can significantly impact the business. No assurances can be given that such exercise would not be adverse to the interests of the investors. Also, investors will hold a minority stake in the company and will have very limited opportunity to exert influence on the Company's business decisions. Lastly, in certain circumstances such as a

Qualified Public Offering (as defined in the Operating Agreement), the majority of the holders of Series A Units may cause other members including minority members to sell their units (see <u>Section 9.05</u> of the company's operating agreement for more details) per certain drag-along rights.

<u>Risks relating to investments</u>

The Company's business will be vulnerable to interpretations of the existing federal and state laws and administrative rules regarding investments, and any future amendments to new laws in this area or related areas. As a result, the Company may be required to incur increased costs to comply with the laws and any amendments thereto, including penalties for failure to comply. Any actual or perceived problems with the Company's business model in relation to these investment laws could have a materially adverse effect on the Company's prospects, business, operating results and financial conditions.

<u>The Company arbitrarily determined the offering price of the Units, which may not bear any relationship to established criteria for value</u>

The offering price of the Units was arbitrarily determined by the Company based upon the presently contemplated financial needs of the Company. The Company did not retain an independent investment banking firm or similar consulting company to assist in determining the offering price, and the price bears no relationship to the Company's assets, net worth or any other recognized criteria of value. The offering price of the Units may be determined in the same manner in the future as well.

<u>The Company is obligated to indemnify the managers and officers of the Company, which could result in a decrease in the assets available for the investors</u>

The Managers and officers of the Company are entitled to indemnification out of the Company's assets for actions or omissions to act by the Managers or officers on behalf of the Company that are authorized under the organizational documents of the Company. In addition, the Managers or officers may be entitled to advancement of expenses from the Company prior to a final determination as to whether they are entitled to indemnification. The assets of the Company will be available to satisfy these indemnification obligations, and the investors may be required to return distributions to satisfy such obligations. Such obligations will survive dissolution of the Company.

<u>Actual results or performance may differ from forward-looking statements made herein</u>

This Offering statement includes projections and "forward-looking" statements. All statements other than statements of historical fact that the Company makes in this Offering statement are forward-looking, including, without limitation, statements regarding the Company's future financial position or results from operations, business strategy, budgets, project costs, and plans and objectives for future operations. Forward-looking statements reflect the Company's current expectations and are inherently uncertain. Actual results may differ significantly from expectations. There can be no assurance (1) that the Company's projections, estimates, or forward-looking statements will be attained; (2) that the Company will be able to successfully implement any of its business plans; or (3) that the assumptions and expectations regarding its future plans and performance will not be materially different from the present expectations.

<u>Use of funds from this Offering</u>

Funds paid by investors in connection with this Offering shall be available to the Company for immediate use after the 48 Hour Deadline and subject to the terms in this Offering Statement. There is no guarantee nor does the Company make any representation, warranty, or covenant of any kind to any investor that this Offering will be either fully or partially subscribed sufficient to meet the Company's ongoing operational costs or any benchmark set forth in the pro-forma financials or any forward-looking statement.

There is a limited market for Units and there are restrictions on the transfer of Units

Units will only be transferable in accordance with certain restrictions in the organizational documents of the Company. Any transfer of Units must be approved by the Managers, which approval may be granted or denied in their sole, absolute discretion. The Units have not been registered under the Securities Act or any other state securities laws, and the Units cannot be sold unless they are subsequently registered or exempt from registration. There is no public market for the Units and there are restrictions contained in the organizational documents of the Company intended to prevent the development of a public market and to avoid classification of the Company as a publicly traded company under the Code. Such factors may affect the price which a member would be able to obtain for the Units, or inhibit third parties from making any offers to purchase Units. Thus, Units cannot be readily sold, exchanged for other property, or used as collateral for borrowings by a member.

Little or no recourse against the managers

There are very limited circumstances under which the Managers can be held liable to the Company. Generally, the Managers are not liable to the Company, provided they have acted (1) in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company; (2) with respect to any criminal matter, with no reasonable cause to believe his conduct was unlawful; and (3) without gross negligence, fraud or willful misconduct that had a material adverse effect on the interests of an investor. Accordingly, it may be very difficult for the Company or any investor to pursue any form of action against the Managers.

Managers may have other business interests or may not dedicate substantial time to the Company

Unless otherwise stated in an applicable agreement, the Managers have or may have unrelated business interests or activities which may or may not require significant portions of their time. The Managers may not be under any agreement or restriction to limit such unrelated interest or activities nor must the Managers agree to such restrictions or limitations. The Managers are free to continue participating in and pursuing such business interests and activities to the extent they desire, limited solely by the Managers' fiduciary obligations to the Company. The lack of availability or dedicated time from the Managers may have an adverse effect on the profitability and operational results of the Company.

Investors may suffer dilution from oversubscription to this Offering, future offerings, acquisitions interests option grants, and other actions

The issuance or sale of a substantial number of membership units of the Company in connection with acquisitions or additional rounds of equity financing or the issuance of equity options and/or warrants to employees, consultants, service providers, or others will have a dilutive effect on members of the Company. Additionally, the Company may accept an oversubscription to this Offering which will require the issuance of additional Units. As a result, the percentage ownership of a member will be reduced if the Company issues additional membership units in connection with an oversubscription to this Offering or an acquisition, issues equity options to employees or other persons or is required to raise additional capital through the issuance of additional units with rights and preferences as determined in the sole discretion of the Company. In addition, subsequent investors may demand and receive terms more favorable than the terms of the Units in the Offering.

Dependence on key personnel

The Company's future success depends largely on the efforts of Will Marotti and other key personnel.

The loss of key personnel could have a materially adverse effect on the Company's prospects, business, operating results and financial condition.

Substantial reliance on third party technologies

The Company's success substantially relies upon third party technologies. Failure by the Company to actively manage, maintain, and/or update its equipment and systems may lead to outdated technologies and downtime. Such occurrences could have a material adverse effect on the Company's prospects, business, operating results, and financial condition.

Company repurchases of securities

The Company may have the authority to repurchase its securities from investors and such investors may have no recourse against the Company. Additionally, such repurchase may create pressure on the investors to sell their respective securities to the Company concurrently.

A sale of the Company or of assets of the Company and minority owner status

A minority owner of the Company and a holder of the Units will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the Series A Unit holders and Managers of the Company to manage the Company so as to maximize value for other Members. As a minority holder, investors will have limited ability, if any, to influence the policies of the Company or any other corporate actions, including the election of Managers, additional issuance of securities, repurchase of securities, a sale of the Company's assets, a merger of the Company into another corporation or entity, or transactions with related parties. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Transactions with related parties

The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the officers and Managers of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length. By acquiring an interest in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Tax risks

There are a number of substantial federal income tax risks relating to the intended business of the Company and which affect the advisability of investing in the Company. No rulings have been sought from the Internal Revenue Service ("IRS") with respect to any of the tax matters described in this Offering statement, and each investor should consult his, her, or its own tax advisor as to the relevant tax considerations and as to how those considerations may affect his, her, or its investment and to determine whether an investment in the Company is a suitable investment. INVESTORS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS OFFERING STATEMENT AS TAX ADVICE AND ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX ASPECTS RELATING TO AN INVESTMENT IN THE COMPANY.

The Company may not receive the cash amounts that it expects, or any at all, from the vehicle and its driver, and the Company may never generate sufficient income to become profitable

The Company's ability to generate income and become profitable will depend, among other things, upon the quality, maintenance, and performance of the vehicle, as well as the contributions, success, skill, and performance of the vehicle's driver. Therefore, the Company is unable to predict the timing or amount of future cash, or when or if it will be able to achieve or maintain profitability. The Company anticipates incurring significant costs associated with its efforts to achieve or maintain profitability. There are numerous other factors, some of which are not within the Company's control, that might impact its ability to generate income or cash flows or be profitable, including those discussed in these risk factors.

Income received will depend upon the continued satisfactory performance of the vehicle, its driver, and racecar team

Some or all of the income that the Company is expected to generate is contingent on continued satisfactory performance of the vehicle, its driver, and racecar team, all of which are not guaranteed. The Company can provide no assurances that the vehicle, its driver, and racecar team will generate income. The Company may not be able to attract talented drivers, or any driver, for the vehicle, and the driver of the vehicle may perform poorly. In addition, the vehicle may perform poorly due to factors outside of the driver, such as quality of the vehicle and its parts. Lastly, there is no guarantee that the racecar team including its pit crew will perform adequately.

The Company has no obligation to enhance the value of its brand

External events effecting the Company could have a significant impact on the Company's image and ability to earn income. In addition, the Company has no obligation to enhance the value of his brand.

Profitability of the Company may also depend upon the Company's ability to attract and maintain endorsements and other income generating activities

The profitability of the Company will be dependent, in part, on the Company attracting and maintaining endorsements and other income generating activities such as selling fan experience packages. The Company has no obligation to take any actions to generate income or to take any actions to increase the amount of income that the Company generates. However, even if the Company desires to and attempts to attract and maintain additional endorsements and other income generating activities there can be no assurances that the Company will be able to do so. There can be no assurances that the Company will be able to attract fans to purchase fan experiences as well.

Competition for endorsements and other income opportunities is intense. These opportunities may depend on a variety of factors, including perceived value of race car driving to marketing executives, and factors such as quality of the vehicle and driver's racing performance, the markets in which Company performs, skill of the vehicle's driver, the quality, look, performance, and marketability of the vehicle, the series in which the vehicle races, the type of racing and potential of the vehicle to perform in the future, as well as intangible traits of the Company and the vehicle's driver. Thus, future endorsements and other income opportunities may be difficult to attract and maintain, and they may not generate as much income as the Company expects or that they have historically. A downturn in the economy or the racing industry could also adversely affect the Company's ability to attract and maintain endorsements.

Income may decrease due to factors outside the control of the Company, such as a natural disaster, pandemic, damage to the vehicle, and/or mismanagement of project funds

Income may decrease due to factors outside the control of the Company, including, without limitation, natural disaster, pandemic, damage to the vehicle, and/or mismanagement of project funds (collectively, the "Uncontrollable Factors"). Nevertheless, the Company may not maintain any insurance against the loss of any income as a result of any of the Uncontrollable Factors. Therefore, if the Company incurs any Uncontrollable Factor, the Company's income would likely be dramatically less than the Company anticipates, and it is likely that such Company income would not return to its prior levels or may cease completely.

Any Uncontrollable Factor could cause an investor to lose a substantial portion or all of such investor's investment in the Company. An Uncontrollable Factor could have a negative effect upon the vehicle's performance and may result in a loss of income that would otherwise have resulted from the vehicle. A reduction in income will reduce the Company's ability to make distribution payments, if any, and will have a negative impact on the value of the Company.

Third parties may refuse or fail to make payments to the Company

The Company's cash flows depend on third parties making payments to the Company. Third parties may dispute amounts to which the Company believes it is entitled or may be unwilling or unable to make payments to which the Company is entitled, including for reasons discussed elsewhere in these risk factors.

In either event, the Company may become involved in a dispute with a third party regarding the payment of such amounts, including possible litigation. Disputes of this nature could harm the relationship between the Company and third parties and could be costly and time-consuming for the Company to pursue.

Failure of a third party to make payments to the Company for any reason would adversely affect the Company's business and in particular the value of the Company.

In addition, if a third party who may be obligated to make payments to the Company were to become the subject of a proceeding under the United States Bankruptcy Code or a similar proceeding or arrangement under another state, federal or foreign law, the Company's rights and interests may be prejudiced or impaired, perhaps significantly so. In such circumstances, the Company may be precluded, stayed or otherwise limited in enforcing some or all of its rights and from realizing the economic and other benefits contemplated therein.

Income may fluctuate due to seasonality

Cash receipts may be subject to seasonal variation, limiting the overall comparability of interim financial periods. For example, income generated by the Company may be based on whether the racing series in which the team competes is in season. As a result, the Company's interim results and any quarterly financial information may not be indicative of the financial performance for the whole year.

An economic downturn and adverse economic conditions may harm the Company's earning potential

Economic downturns and adverse economic conditions may negatively affect the earnings of the Company. For example, an economic downturn could result in a decrease of disposable income that consumers have available to purchase fan experiences or to pay for attending races. In addition, endorsements may depend in part on the actual or perceived personal disposable income of consumers and marketing budgets of endorsement partners. These commercial contract payments are contingent upon the expenditures of businesses across a wide range of industries, which industries may cut costs in response to any economic downturn.

Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent the Company's ability to conduct its business operations

Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent the Company's ability to conduct its business operations or conduct offerings of securities. The Company's failure to comply with applicable laws and regulations could lead to significant penalties, fines or other sanctions. If the Company is unable to effectively respond to any such changes or comply with existing and future laws and regulations, the Company's competitive position, results of operations, financial condition and cash flows could be materially adversely impacted.

It is difficult to estimate with precision the projected future earnings of the Company because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return for an investment in the Units

Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of the Company. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is difficult to predict an accurate return on investment or rate of return of an investment in the Units, and the Company's competitive position, results of operations, financial condition and cash flows could be materially adversely impacted if the Company receives less income than estimated.

The profitability of the Company is substantially dependent upon the driver, the vehicle, and racecar team

The vehicle's driver, pit crew, and other team members may not perform well and may have minimal earnings. The opportunity to receive a return of capital or any profit from an investment in the Units may depend in large part upon the ability of the driver and team to generate significant future income in races. The driver and team may not have the skills to be successful. Additionally, the vehicle may not perform well. The vehicle may (1) suffer damage and the Company may not be able to fully repair such damage, (2) not be as high in quality as other competing vehicles, and/or (3) not have adequate maintenance and upkeep to stay competitive against other vehicles. Additionally, the vehicle may not be eligible, invited, or permitted to race in certain events. If the driver and/or vehicle do not perform well, it may be difficult for the Company to attract fans and sell fan experiences as well.

The Company may not be able to purchase all of the parts for the racecar; The Company may not have enough money to attract a racing team or driver

The Company may use the proceeds from the Offering to purchase a chassis for its racecar. However, even if the Company earns the Maximum Offering Amount through the Offering, such proceeds may only partially cover the cost of the chassis for the racecar. As such, the Company will have to find ways to obtain additional capital to purchase or lease the remaining parts for the racecar. Additionally, the Company will need to find ways to obtain additional capital in order to pay a driver and other racecar team members. Also, there are currently supply chain issues that may make it rather difficult for the Company to purchase a chassis or other racecar parts. If the Company is unable to purchase a chassis or other parts, it could significantly hinder its ability to compete in races and earn revenue.

Company may not be able to maintain and grow a fan base and fan engagement

The racing industry is generally affected by similar risk factors as other industries, but due to its nature, the racing industry can require large capital investments. Even with adequate funding, the Company may fail to gain any traction with potential fans and viewers.

In general, the Company has limited historical data upon which to base its valuation and projections of the Company's future earnings potential

The Company has limited historical data upon which to build the Company's analysis and valuation of the Company's future earnings. The racing industry is highly competitive. It may take significant time for the Company to generate income, or the Company may not generate any income. A lack of future earnings generated by the Company will have a material negative effect on the Company.

Future negative publicity could harm Company's reputation and impair the value of Company's brand

The success of the Company depends on the value and strength of the Company's brand and reputation. Unfavorable publicity could negatively affect the Company's brand and reputation. Any negative publicity regarding the Company could damage the Company's reputation and impair the value of its brand.

Unexpected risks

The risks listed above are not a complete list of the potential risks facing the Company. The Company realizes significant risks may exist that are yet to be recognized or encountered to which it may not be able to effectively respond. There can be no assurance that the Company will be successful in addressing the listed risks or future potential risks, and any failure to do so could have a material and adverse effect on the Company's financial condition and results.

[Remainder of Page Intentionally Blank]

APPENDIX E
ARTICLES OF ORGANIZATION AND OPERATING AGREEMENT

[See Attached]

APPROVED AND FILED
HOLLI SULLIVAN
INDIANA SECRETARY OF STATE
06/28/2021 01:58 PM

ARTICLES OF ORGANIZATION

Formed pursuant to the provisions of the Indiana Code.

ARTICLE I - NAME AND PRINCIPAL OFFICE ADDRESS

BUSINESS ID	202106281502458
BUSINESS TYPE	Domestic Limited Liability Company
BUSINESS NAME	SPIRIT OF SPEEDWAY LLC
PRINCIPAL OFFICE ADDRESS	11216 Fall Creek Road, Suite 125, Indianapolis, IN, 46256, USA

ARTICLE II - REGISTERED OFFICE AND ADDRESS

REGISTERED AGENT TYPE	Individual
NAME	Zirkle Advisors
ADDRESS	11216 Fall Creek Road, Suite 125, Indianapolis, IN, 46256, USA
SERVICE OF PROCESS EMAIL	

ARTICLE III - PERIOD OF DURATION AND EFFECTIVE DATE

PERIOD OF DURATION	Perpetual
EFFECTIVE DATE	06/28/2021
EFFECTIVE TIME	09:27AM

ARTICLE IV - PRINCIPAL(S)

No Principal on record.

MANAGEMENT INFORMATION

THE LLC WILL BE MANAGED BY MANAGER(S) Yes

APPROVED AND FILED
HOLLI SULLIVAN
INDIANA SECRETARY OF STATE
06/28/2021 01:58 PM

SIGNATURE

THE SIGNATOR(S) REPRESENTS THAT THE REGISTERED AGENT NAMED IN THE APPLICATION HAS CONSENTED TO THE APPOINTMENT OF REGISTERED AGENT.

THE UNDERSIGNED, DESIRING TO FORM A LIMITED LIABILITY COMPANY PURSUANT TO THE PROVISIONS OF THE INDIANA BUSINESS FLEXIBILITY ACT EXECUTES THESE ARTICLES OF ORGANIZATION.

IN WITNESS WHEREOF, THE UNDERSIGNED HEREBY VERIFIES, SUBJECT TO THE PENALTIES OF PERJURY, THAT THE STATEMENTS CONTAINED HEREIN ARE TRUE, THIS DAY **June 28**, **2021**.

SIGNATURE	Brock Easton
TITLE	Legal Representative

Business ID : 202106281502458
Filing No : 9063444

SPIRIT OF SPEEDWAY LLC

OPERATING AGREEMENT

OPERATING AGREEMENT FOR SPIRIT OF SPEEDWAY LLC

This Operating Agreement (hereinafter referred to as this "<u>Agreement</u>") is made and entered into and effective as of October 14, 2021 (the "<u>Effective Date</u>"), by and among the undersigned parties, as the members of Spirit of Speedway LLC (hereinafter referred to as the "<u>Members</u>").

In consideration of the mutual covenants and agreements contained in this Agreement, and intending to be legally bound thereby, the undersigned parties hereby agree to the following terms and conditions.

ARTICLE I
<u>DEFINITIONS</u>

Unless the context or rules of grammar otherwise require or unless otherwise expressly provided in this Agreement, the capitalized terms used in this Agreement shall have the meanings specified in this <u>Article I</u>, as set forth herein:

"**Act**" means the Indiana Business Flexibility Act (IC 23-18, *et seq*.), as the same may be amended from time to time.

"**Additional Member**" means any Person admitted as a Member pursuant to <u>Section 10.01</u> of this Agreement.

"**Affiliate**" means any individual, partnership, corporation, limited liability company, trust, or other entity, directly or indirectly, through one (1) or more intermediaries, controlling, controlled by, or under common control with a Member. The term "<u>control</u>," as used in the immediately preceding sentence, means, with respect to a corporation, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation, and, with respect to any individual, partnership, trust, or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies or decision-making thereof.

"**Agreement**" means this operating agreement, as originally executed and as further amended and restated from time to time.

"**Articles**" means the Articles of Organization of the Company filed with the Indiana Secretary of State and as amended from time to time.

"**Assignee**" shall mean a Person with those rights as set forth in <u>Section 9.07</u>.

"**Available Cash**" of the Company means all cash funds of the Company on hand from time to time (other than cash funds obtained as contributions to the capital of the Company by the Members and cash funds obtained from loans to the Company) after: (a) payment of all operating expenses of the Company as of such time; (b) provision for payment of all outstanding and unpaid current obligations of the Company as of such time; (c) provision for a reasonable working capital reserve, if such a reserve is established by the Board of Managers; and (d) provision for any other reserve, if such reserve is established by the Board of Managers.

"**Bankruptcy**" means: (a) the entry of a decree or order for relief against the Member by a court of competent jurisdiction in any involuntary case brought against the Member under any bankruptcy, insolvency, or other similar law (collectively, "<u>Debtor Relief Laws</u>") generally affecting the rights of creditors and relief of debtors now or hereafter in effect; (b) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, or other similar agent under applicable Debtor Relief Laws for the Member or for any substantial part of his, her, or its assets or property; (c) the ordering of the winding up or liquidation of the Member's affairs; (d) the filing of a petition in any such involuntary bankruptcy case, which petition remains undismissed for a period of one hundred eighty (180) days or which is not dismissed or suspended pursuant to Section 303 of the Federal Bankruptcy Code (or any corresponding provision of any future United States bankruptcy law); (e) the commencement by the Member of a voluntary case under any applicable Debtor Relief Laws now or hereafter in effect; (f) the consent by the Member to the entry of an order for relief in an involuntary case under any such law or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator, or other similar agent under any applicable Debtor Relief Laws for the Member or for any substantial part of his, her, or its assets or property; or (g) the making by a Member of any general assignment for the benefit of his, her, or its creditors.

"**Board of Advisors**" shall have the meaning set forth in Section 6.14(l).

"**Board of Managers**" means the governing board of the Company as described in Section 6.01 of this Agreement.

"**Capital Account**" means the account established and maintained for each Member in the manner prescribed by Section 8.01 of this Agreement.

"**Capital Account Profits**" and "**Capital Account Losses**" means for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with § 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to § 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments: (a) income of the Company that is exempt from federal income tax and not otherwise taken into account in computing capital account profits and capital account losses shall be added to the Company taxable income or loss; (b) any expenditures of the Company described in § 705(a)(2)(B) of the Code or treated as § 705(a)(2)(B) of the Code expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing capital account profits or capital account losses shall be subtracted from the Company's taxable income or loss; (c) in the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) or (c) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Capital Account Profits and Capital Account Losses; (d) any income, gain, or loss attributable to the taxable disposition of any property shall be determined as if the adjusted basis of such property (as of the date of its disposition) was equal to the Gross Asset Value of such asset as of such date; (e) in lieu of the depreciation, amortization, and other capital cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation; (f) the computation of all items of income, gain, loss, and deduction shall be made without regard to any election under § 754 of the Code which may be made by the Company, except to the extent required by Treasury Regulations § 1.704-1(b)(2)(iv)(m); and (g) notwithstanding any other provision in any clause of this definition, any items that are specially allocated pursuant to Section 8.03 and Section 8.04 of this Agreement shall not be taken into account in computing capital account profits and capital account losses.

"**Capital Contribution**" means the total value of any cash, property, services rendered, or a promissory note or other binding obligation to contribute cash or property, or to perform services, that a Person transfers to the Company in his, her, or its capacity as a Member. Any reference in this Agreement to the capital contribution of a Member shall include all capital contributions previously made by any prior Member for the interest of such Member and shall be reduced by any distribution(s) to such prior Member in return of the Member's capital contribution(s) as contemplated in this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended. All references in this Agreement to Internal Revenue Code sections shall include any and all corresponding provisions of succeeding law.

"**Code § 705(a)(2)(B) Expenditures**" means expenditures described in Code § 705(a)(2)(B) and any amounts treated as Code § 705(a)(2)(B) expenditures under Treasury Regulations § 1.704-1(b)(2)(iv)(i)(2).

"**Common Units**" shall have the meaning set forth in Section 3.04.

"**Company**" refers to Spirit of Speedway LLC.

"**Competitor**" shall mean any Person that provides products or services that are substantially similar to or competitive with those provided by the Company, as determined by the Board of Managers in its reasonable discretion.

"**Depreciation**" means for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Company asset is reflected on the books of the Company at a book value that differs from the adjusted tax basis of such asset pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(d) or § 1.704-1(b)(2)(iv)(f). Depreciation, amortization, or other cost recovery deductions shall be computed for book purposes with respect to such asset pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(g).

"**Drag-Along Offer**" shall have the meaning set forth in Section 9.05.

"**Drag-Along Notice**" shall have the meaning set forth in Section 9.05.

"**Effective Date**" shall be the date set forth above.

"**Event of Dissociation**" means any of the following events upon which a Member ceases to be a Member:

        (a)   The Member withdraws or is removed from the Company for any reason;

        (b)   A Transfer of the Member's entire Interest, whether or not the transferee is admitted as a Substitute Member pursuant to Section 9.07 of this Agreement;

        (c)   In the case of a Member who is an individual, the individual's death or adjudication by a court of competent jurisdiction of the individual's mental incompetency or insanity;

        (d)   In the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust, by not merely the substitution of a new trustee;

        (e)   In the case of a Member that is a partnership, limited partnership, limited liability partnership, or limited liability company, the dissolution and commencement of winding up of the partnership, limited partnership, limited liability partnership, or limited liability company;

        (f)   In the case of a Member that is a corporation, the dissolution of the corporation;

(g)   In the case of a Member that is an estate, the distribution by the fiduciary of the estate's entire Interest in the Company; or

(h)   Bankruptcy of the Member.

"Executive Officers" shall have the meaning set forth in <u>Section 6.14(c)</u>.

"Exercise Period" shall have the meaning set forth in <u>Section 9.04(b)</u>.

"Former Member" means a Member whose actions, conduct, or status has resulted in an Event of Dissociation, such that thereafter such Person is no longer a Member.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial gross asset value of any asset contributed by a Member to the Company shall be the agreed gross fair market value of such asset, as determined by the contributing Members;

(b)   The gross asset values of all Company assets shall be adjusted to equal their respective fair market values, as reasonably determined by the Members, as of the following times: (i) the acquisition of additional Units by any new or existing Member in exchange for more than a <u>de minimis</u> Capital Contribution; (ii) the distribution by the Company to a Member of more than a <u>de minimis</u> amount of property as consideration for Units; and (iii) the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Members reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c)   The gross asset value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as reasonably determined by the Members; and

(d)   The gross asset values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to § 734(b) or § 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m); provided, however, that gross asset values shall not be adjusted pursuant to this subparagraph (d) to the extent that an adjustment pursuant to subparagraph (b) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

If the gross asset value of an asset has been determined or adjusted pursuant to subparagraph (a), (b), or (d), such gross asset value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of the allocations made pursuant to <u>Article VIII</u>. For purposes of this definition of gross asset value, a Capital Contribution or distribution shall be considered <u>de minimis</u> if its value is less than Five Thousand and 00/100 Dollars ($5,000.00).

"Interest" means a Member's rights in the Company, including the Member's share of the profits and losses of the Company, and the right to receive distributions from the Company, as set forth in the Act, the Articles, and this Agreement.

"Key Related Person" shall have the meaning set forth in Section 14.01.

"Manager" shall have the meaning set forth in Section 6.01.

"Majority in Interest of the Members" means those Members who hold more than fifty percent (50%) of the total Voting Units held by all Voting Members as stated in the records of the Company.

"Member" means a Person admitted to membership in the Company in accordance with the Act, the Articles, and this Agreement, and to whom an Event of Dissociation has not occurred.

"Notice" shall have the meaning set forth in Section 17.09.

"Offer" shall have the meaning set forth in Section 9.04(a).

"Offeror" shall have the meaning set forth in Section 9.04(a).

"Participating Member" shall have the meaning set forth in Section 9.06(a).

"Percentage Interest" of a Member means the total number of Units owned by such Member divided by the total number of Units outstanding taken as a whole.

"Permitted Transferee" shall have the meaning set forth in Section 9.02(c).

"Person" means an individual, corporation, a general or limited partnership, an association, a limited liability company, a business trust, or any other legal or commercial entity.

"PR" shall have the meaning set forth in Section 6.03.

"Principal Office" shall have the meaning set forth in Section 2.03.

"Proprietary Information" shall have the meaning set forth in Section 13.02.

"Qualified Public Offering" means the sale of securities of the Company in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least Ten Million and 00/100 Dollars ($10,000,000.00) in gross proceeds to the Company.

"Regulatory Allocations" shall have the meaning set forth in Section 8.04.

"Selling Members" shall have the meaning set forth in Section 9.05(a).

"Series A Common Member" means a Member owning Series A Common Units.

"Series A Common Units" shall have the meaning set forth in Section 3.04.

"Series B Common Member" means a Member owning Series B Common Units.

"Series B Common Units" shall have the meaning set forth in <u>Section 3.04</u>.

"Standard of Conduct" shall have the meaning set forth in <u>Section 14.03</u>.

"Subject Units" shall have the meaning set forth in <u>Section 9.04(a)</u>.

"Substitute Member" means any Person that is admitted as a Member upon the written consent of the Board of Managers pursuant to <u>Section 9.07</u> of this Agreement.

"Tax Distributions" shall have the meaning set forth in <u>Section 8.06</u>.

"Third Party" shall mean a prospective purchaser of Units in an arm's length transaction where such purchaser is not the Company, an Affiliate of the Company, or an Affiliate of any selling Member. In the case of a prospective purchase to be affected through a merger, consolidation, recapitalization, redemption, or similar structure, the Person(s) acquiring control of the Company shall be considered the prospective purchaser(s), notwithstanding that Units may be acquired by the Company or an Affiliate of the Company.

"Trade Secrets Act" shall have the meaning set forth in <u>Section 13.01</u>.

"Transfer" means any "assignment," as that term is used in the Act, and includes any gift, sale, exchange, assignment, conveyance, alienation, or other transfer, whether voluntary or involuntary.

"Treasury Regulations" means the final and temporary regulations promulgated by the United States Treasury Department pursuant to the Code, as such regulations are amended and in effect from time to time.

"Units" refers to an interest in the Company, whether a Common Unit or such other classification as approved by the Board of Managers, representing a contribution to capital, to be measured in such manner as may be established pursuant to <u>Section 3.02</u>. Whenever reference is made to "Percentage Interest," a Unit may be converted into the same by dividing a Member's number of Units by the total number of Units outstanding.

"Voting Members" shall mean those Members holding Voting Units.

"Voting Units" shall mean Series A Common Units.

"Withdrawal" of a Member means the voluntary surrender of ownership of his, her, or its Units in the Company in accordance with <u>Section 5.07</u>.

ARTICLE II
ORGANIZATION AND TERM

Section 2.01. **Formation**. The Company was formed pursuant to the Act. The rights and liabilities of the Members shall be as provided under the Act, the Articles, and this Agreement. The Members hereby adopt the Articles as the Articles of Organization of the Company.

Section 2.02. **Name**. The name of the Company is Spirit of Speedway LLC.

Section 2.03. **Principal Place of Business**. The principal place of business of the Company shall be as set forth in the Articles, or such other address as may be established by the consent of the Board of Managers (the "Principal Office").

Section 2.04. **Registered Office and Registered Agent**. The Company's registered office and registered agent shall be as set forth in the Articles. The Company may designate another registered office or agent at any time by following the procedures set forth in the Act.

Section 2.05. **Purpose**. The purpose of the Company shall be to engage in any business that Indiana limited liability companies may engage in under the Act.

Section 2.06. **Effective Date**. The effective date of this Agreement is as of the date first written above.

Section 2.07. **Term**. The term of existence of the Company shall continue in perpetuity, unless the Company is earlier dissolved in accordance with Section 12.01 of this Agreement or the Act.

ARTICLE III
MEMBERS AND CAPITAL CONTRIBUTIONS

Section 3.01. **Names and Addresses of Members**. A listing of all Members of the Company, past and present, each Member's last known business, residence, or mailing address, and each Member's email address shall be listed on Exhibit A, which is attached hereto and incorporated herein by reference. The Company shall be required to update Exhibit A from time to time as is necessary to accurately reflect the appropriate information therein.

Section 3.02. **Capital Contributions and Percentage Interests of Members**. The Capital Contributions to the Company and Percentage Interests of each Member are set forth on Exhibit A. Capital Contributions shall be in such amounts and in such types of property or services as may be agreed upon by the Board of Managers. No interest shall be paid on any Capital Contributions.

Section 3.03. **Types of Capital Contributions**. Absent the express prior written approval of the Board of Managers: (a) no Capital Contributions may be made other than in cash; and (b) the Company shall not recognize any services rendered or any transfer to the Company of property other than cash as a Capital Contribution.

Section 3.04. **Units Representing Membership Interests**. The Interest of each Member shall be represented by the Units held by such Member. Each Member's respective Units in the Company are set forth on Exhibit A. The Units shall be divided into the following separate classes and/or series: (i) Series A Common Units (the "Series A Common Units"), which are held by Series A Common Members and (ii) Series B Common Units (the "Series B Common Units" and, together with Series A Common Units, collectively, the "Common Units"), which are held by Series B Common Members. Upon the affirmative vote of the Board of Managers, Units may be further separated into additional, distinct classes and/or additional classes or series of Units may be established having terms and conditions with respect thereto as determined by the Board of Managers, in their sole and absolute discretion.

(a)   The Members hereby agree that ownership of each Series A Common Unit shall entitle each such Member possessing such Series A Common Unit to one (1) vote per Series A Common Unit (and to fractional votes for fractional Series A Common Units) on all matters on which the Members may vote under the Articles, this Agreement, and the Act;

(b)   Subject to Article VIII, each Member shall be entitled to an equal proportionate share per Unit of the Company's net income, gains, losses, deductions, and credits; and

(c)   Subject to Article VIII, and except as otherwise set forth in this Agreement, each Member shall be entitled to an equal proportionate share per Unit of amounts distributed to the Members in respect of their Interests upon dissolution of the Company.

Section 3.05.   Additional Capital. No Member shall be obligated to make Capital Contributions other than the initial Capital Contributions, and no Member shall have the right to make Capital Contributions beyond that Member's initial Capital Contribution, absent approval by the Board of Managers. If subsequent Capital Contributions are unanimously agreed to by all the Members in a consent in writing, then the Members shall make such additional Capital Contributions on a pro-rata basis in accordance with each Member's Percentage Interest or as otherwise unanimously agreed by the Members.

Section 3.06.   Options. The Board of Managers may, in its sole discretion, as determined in the best interests of the Company, issue to employees, consultants, and service providers options to purchase Common Units of the Company (calculated on a fully-diluted basis, assuming exercise or conversion of all then outstanding options, warrants, and convertible securities into Common Units), or such other Units as may be determined, pursuant to the terms of option agreements or similar arrangements approved by the Board of Managers. The Board of Managers shall determine those Persons who shall be issued options and the terms upon which such options shall be issued, including without limitation, the applicable exercise price, term of exercise, and vesting provisions.

Section 3.07.   No Member Responsible for Other Member's Commitments. In the event that any Member (or any of such Member's shareholders, partners, members, owners, or affiliates) has incurred any indebtedness or obligation prior to the date of this Agreement that relates to or otherwise affects the Company, neither the Company nor any other Member shall have any liability or responsibility for or with respect to such indebtedness or obligation, unless such indebtedness or obligation is assumed by the Company pursuant to a written instrument signed by all of the Members.

Section 3.08.   Profits Interests. Notwithstanding anything contained in this Agreement to the contrary, the Company may issue additional Units as "profits interests" (as that term is defined in IRS Revenue Procedure 93-27 and clarified by Revenue Procedure 2001-43) that: (a) will entitle the Person holding such Units to share in the portion of the future net income, net loss, and capital appreciation of the Company, and that may entitle such Person to all of the other rights of a Member to the extent of such Units; and (b) that may be restricted and subject to forfeiture and vesting in accordance with this Agreement or a separate agreement entered into by and between the Company and the particular Person. Accordingly, the Capital Account balances of all of the Members of the Company at the time of granting of any such profits interest will be revalued as of the date of such action pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(f), and no amount shall be attributed to a Capital Account of such Person with respect to the grant of such profits interest. Neither upon the grant of any profits interest nor at the time that any Units representing such profits interest become substantially vested (as that term is defined in Treasury

Regulations § 1.83-3[b]), shall the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of that Interest. Notwithstanding the fact that any Units representing such profits interest may be substantially nonvested (as that term is defined in Treasury Regulations § 1.83-3[b]) at the time of their grant, the Company and each Person receiving such Units shall treat such Person as the owner of their respective Units from the date of the grant of each such Interest, and each such Member shall take into account his, her, or its distributive share of Company income, gain, loss, deduction, and credit associated with his, her, or its Interest in computing his, her, or its income tax liability for the entire period during which that Person holds such Interest. Notwithstanding anything herein to the contrary, treatment of profits interests granted hereunder and the rights and privileges associated therewith may be changed hereafter by the Company, as necessary, in order to comply with the provisions of the Code and the Treasury Regulations.


ARTICLE IV
MEETINGS OF MEMBERS


Section 4.01.   **Annual Meetings**. Annual meetings of the Members may be held on the first Monday of February of each calendar year at the Principal Office of the Company, or on such other date or at such other place as may be designated by the Board of Managers.

Section 4.02.   **Special Meetings**. Special meetings of the Voting Members may be called by the Board of Managers or a Majority in Interest of the Members. Special meetings of the Voting Members shall be called upon delivery to the Voting Members of notice of a special meeting of the Voting Members given in accordance with Section 4.03, signed and dated by a Manager or a Majority in Interest of the Members.

Section 4.03.   **Notice of Meetings**. Any notice to be given or to be served upon the Company or any Member in connection with this Agreement shall be given in accordance with Section 17.09. Such notice shall be given at least five (5), but no more than thirty (30), calendar days before the date of the meeting.

Section 4.04.   **Waiver of Notice**. A Member may, as applicable, waive notice of any meeting before or after the date and time of the meeting as stated in the notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's attendance at any meeting, in person or by proxy: (a) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (b) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

Section 4.05.   **Voting by Proxy**. A Voting Member may appoint a proxy to vote or otherwise act for the Voting Member pursuant to a written appointment form executed by the Voting Member or the Voting Member's duly authorized attorney-in-fact. An appointment of a proxy is effective when received by a Manager or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Voting Member. A proxy appointment is valid for eleven (11) months, unless otherwise expressly stated in the appointment form.

Section 4.06.   **Action by Written Consent**. Any action required or permitted to be taken at a Members' meeting may be taken without a meeting if the action is taken by those Voting Members holding the requisite percentage of Voting Units required to approve such action at a meeting of the Voting Members. The action must be evidenced by one (1) or more written consents describing the action taken, signed by the requisite Voting Member(s), and delivered to the Company for inclusion in the minutes.

Section 4.07. **Presence**. Any or all Members may participate or attend, as the case may be, in any annual meeting; or if a special meeting, then any or all Voting Members, by or through the use of any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present in person at the meeting.

Section 4.08. **Quorum of Members' Meeting; Approval**. The presence of a Majority in Interest of the Members at an annual or special meeting is necessary for a quorum, unless approval of any action to be taken by a greater percentage of the Members is required by the Articles, this Agreement, or the Act, in which case the presence of such percentage of the Members is necessary for a quorum. Any action proposed to be taken by the Members shall be approved upon the affirmative vote of a Majority in Interest of the Members, voting together as a single class, unless approval by the Members, voting as separate classes, or approval of a greater percentage of the Members is required by the Articles, this Agreement, or the Act.

Section 4.09. **Conduct of Meetings**. At any Members' meeting, a Manager, or, in the absence of such, any other person as a Majority in Interest of the Members shall appoint, shall preside at the meeting, and such person shall appoint a person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Section 4.10. **Remaining Members**. Whenever the Articles, this Agreement, or the Act provide or require approval or other action by the remaining Members, or a Majority in Interest of the remaining Members (i.e., those Members, or a Majority in Interest of those Members, other than the Member in question), the approval or other action of the remaining Members, or a Majority in Interest of those Members, may be obtained or taken by written agreement thereof.

ARTICLE V
RIGHTS OF MEMBERS

Section 5.01. **Voting Rights of Members**. The Company shall not, without the prior consent of at least a Majority in Interest of the Members:

(a)   merge or consolidate with any Person (other than a wholly-owned subsidiary of the Company or solely for purposes of reincorporating the Company in a different state) where the Company is not the surviving entity;

(b)   sell, lease, license, or otherwise dispose of all or substantially all of the Company's assets in any transaction or series of related transactions (other than sales in the ordinary course of business);

(c)   materially change the nature of the Company's business or purposes; or

(d)   take any action required by the Act to be taken by the Members.

Section 5.02. **Waiver of Partition**. Each Member on behalf of such Member and such Member's successors and assigns, hereby waives any rights to have any Company property partitioned.

Section 5.03. **Limitation on Authority**. No Member (other than a Member who is also a Manager of the Company, and then, only in such capacity) has the authority or power to act for or on

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behalf of the Company, to do any act that would be binding on the Company, or to make any expenditures or commitments of expenditures on behalf of the Company.

Section 5.04. **Liability**. No Member shall be liable for the debts, obligations, or liabilities of the Company by reason of being a Member of the Company.

Section 5.05. **Personal Services**. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Board of Managers, no Member shall be entitled to compensation for services performed for the Company.

Section 5.06. **Units Subject to Vesting**. Units may be subject to vesting in accordance with the terms set forth in separate equity incentive agreements, services agreements, or similar agreements executed by and between the Company and the grantee of such Units.

Section 5.07. **Withdrawal**. Without the prior written consent of the Board of Managers, a Member may not withdraw from the Company unless: (a) the Member has contributed the full amount of money or other consideration which constitutes the Member's Capital Contribution as set forth on Exhibit A; and (b) the withdrawing Member has complied with all of the terms and conditions of Article IX hereof. The Company may recover damages for breach of the provisions of this Section 5.07, and may offset the Company's damages against any amount owed to a Member or Former Member for distributions or otherwise.

ARTICLE VI
MANAGEMENT

Section 6.01. **Board of Managers**.

(a) The Company shall be managed by a board of up to three (3) managers (hereinafter referred to collectively as the "Board of Managers" or "Managers," or each individually as a "Manager"). Except as otherwise provided herein, each Manager shall be elected or appointed by a Majority in Interest of the Members. A Manager shall serve until the Manager's successor is duly elected and qualified. The Board of Managers shall be vested with the day-to-day management of the Company's business, although the Board of Managers may delegate management and other duties to one (1) or more of the Company's employees or agents and may reasonably rely on such person(s) to perform the delegated duties capably. The Managers may, but need not, be Members. The Managers, as of the Effective Date, shall be William Marotti and James Abely.

(b) The Managers shall not be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for the acts or omissions of any Member, other Manager, agent, or employee of the Company. The Managers shall perform the Managers' duties in good faith, in a manner the Managers reasonably believe to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. No Manager shall be liable for any action taken as a Manager, or for any failure to take any action, unless the Manager has breached or failed to perform the Manager's duties, and the breach or failure to perform constitutes willful misconduct or recklessness.

(c)   In performing their management duties, the Managers shall be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless the Managers have knowledge concerning the matter in question that would cause such reliance to be unwarranted:

      (i)   One (1) or more employees or other agents of the Company whom they reasonably believe to be reliable and competent in the matters presented;

      (ii)   Any attorney, public accountant, or other person as to matters which any Manager reasonably believes to be within such person's professional or expert competence; or

      (iii)   A committee upon which any Manager does not serve, duly designated in accordance with a provision of the Articles or this Agreement, as to matters within its designated authority, which committee the Manager reasonably believes to merit confidence.

(d)   Except to the extent provided in the Articles, every Manager is an agent of the Company for the purpose of apparently carrying on in the usual manner the business of the Company, and thus the act of every Manager, including the execution in the Company name of any instrument in the Company's name for apparently carrying on in the usual course the business of the Company, binds the Company, unless such act is in contravention of the Articles or unless the Manager so acting otherwise lacks the authority to act for the Company and the person with whom the Manager is dealing has knowledge of the fact that such Manager has no such authority.

(e)   Any actions of the Board of Managers shall be recorded in the records of the Company.

Section 6.02.   **Management Powers of the Board of Managers**. Except as otherwise set forth herein, the Board of Managers shall have the right and authority to take all actions which the Board of Managers deems necessary, useful, or appropriate for the management and conduct of the Company's business, with the understanding that the officers of the Company shall be responsible for the day-to-day operations of the Company, and may exercise all powers of the Company and perform all lawful acts as are not directed or required to be exercised or done by the Members by this Agreement or the Act.

Section 6.03.   **Appointment of a Partnership Representative**. William Marotti is hereby designated as the Partnership Representative (hereinafter referred to as the "PR") within the meaning of § 6223 of the Code. The PR shall be responsible for all matters involving federal, state, local, or other taxes of any type. The PR shall serve as such until: (a) a successor is duly elected by the Managers and qualified; (b) the earlier withdrawal or retirement of the PR; or (c) removal by the Managers.

Section 6.04.   **Payment for Professional Services Rendered**. Professional services rendered by the Members shall be paid as guaranteed payments pursuant to Section 6.05, in accordance with such terms as shall be agreed to between the Company and the Member(s).

Section 6.05.   **Guaranteed Payments**. The Company, upon an affirmative vote of the Board of Managers, may pay to any Member a guaranteed payment as compensation for services rendered to the Company. Such guaranteed payments shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the recipient of any profit, loss, or capital of the Company.

Section 6.06. **Removal of Managers**.

(a)   A Majority in Interest of the Members may remove all or any of the Managers from the Board of Managers with or without cause.

(b)   Any removal of a Manager shall become effective when written notice thereof is given by Members who act to remove a Manager unless a later effective date is specified in such notice. The notice must be delivered to the Manager being removed, all remaining Managers, and the Manager elected to replace the removed Manager. Should a Manager be removed who is also a Member, such removal shall not affect the Person's rights as a Member except as may otherwise be provided in the Act, the Articles, or this Agreement.

Section 6.07. **Resignation of Managers**. A Manager may resign from his, her, or its position as a Manager at any time by giving written notice to the Board of Managers or the Members. Such resignation shall become effective when such notice is received, unless a delayed effective date is specified in such notice.

Section 6.08. **Vacancies**. Any vacancies occurring among the Managers shall be filled upon the election or appointment mechanism specifically described in Section 6.01(a). A Manager chosen to fill a vacancy shall serve until the Manager's successor is duly elected and qualified.

Section 6.09. **Action by Consent**. Any action required or permitted to be taken at a Board of Managers' meeting may be taken without a meeting if the action is taken by a majority of the Managers entitled to vote on the action. The action must be evidenced by one (1) or more written consents describing the action taken, signed by the majority of Managers, and delivered to the Company for inclusion in the minutes.

Section 6.10. **Presence**. Any or all Managers may participate in any meeting by, or through the use of, any means of communication by which all Managers participating may simultaneously hear each other during the meeting. A Manager so participating is deemed to be present in person at the meeting.

Section 6.11. **Quorum of the Board of Manager's Meeting**. The presence of a majority of the Managers is required to constitute a quorum for the transaction of business at any meeting of the Board of Managers.

Section 6.12. **Conduct of Meetings**. At any Board of Managers' meeting, a Manager shall preside unless the majority of the Managers appoint a person to preside at the meeting and shall appoint a person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Section 6.13. **Manner of Acting**. At any duly called meeting of the Board of Managers at which a quorum is present, an affirmative vote of the majority of the Managers entitled to vote at such meeting shall be the act of the Board of Managers.

Section 6.14. **Officers of the Company**.

(a)   Number. In the event the Board of Managers decides that the Company shall have officers, the officers of the Company may consist of a president, one (1) or more vice presidents, if elected, a treasurer, a secretary, and such other officers and assistants as the Board of Managers may create and appoint. The Board of Managers may, from time to time, take certain

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actions, including, without limitation, adding additional officers, re-classifying and/or re-organizing the officers, and assigning and re-assigning duties and responsibilities of such office holders at it deems desirable and appropriate.

(b)   Appointment, Term of Offices, and Qualifications. In the event the Company is to have officers, the officers shall be appointed by the Board of Managers. Each officer shall hold office until the officer's successor is appointed and qualified, or until the officer's death, resignation, or removal in the manner hereinafter provided. Officers may, but need not, be individual Managers or Members.

(c)   Powers of Officers. Except as otherwise set forth herein, the president, vice presidents, and treasurer (hereinafter collectively referred to as the "Executive Officers") shall, subject to the approval of the Board of Managers, have the authority to sign agreements and other instruments on behalf of the Company and bind the Company thereby. Notwithstanding any of the foregoing, only the Board of Managers shall have the authority to initiate, respond to, or otherwise participate in any lawsuit, arbitration, or other legal proceeding on behalf of the Company.

(d)   Removal. Any officer may be removed by the Board of Managers with or without cause.

(e)   Resignations. Any officer may resign at any time by giving written notice to the Company. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(f)   Vacancies. Any vacancy in any office because of death, resignation, removal, or any other cause may be filled by the Board of Managers.

(g)   The President/Chief Executive Officer. The president shall be the chief executive officer of the Company and shall have general and active supervision over the property, business, and affairs of the Company and over its several officers. The president shall perform such other duties as may be prescribed from time to time by the Board of Managers.

(h)   The Vice President. The vice president shall have such powers and perform such duties as the Board of Managers may from time to time prescribe or as the president from time to time delegates to them. At the request of the president, the vice president may, in the case of the absence or inability to act of the president, temporarily act in the president's place.

(i)   The Secretary. The secretary shall: (i) have the custody and care of the records, minutes, and other Company documents; (ii) attend to the giving and serving of all notices of the Company; (iii) file and take charge of all papers and documents belonging to the Company; (iv) authenticate the records of the Company when necessary or appropriate; and (v) perform such other duties as the Board of Managers may prescribe.

(j)   The Treasurer/Chief Financial Officer. The treasurer shall: (i) be the chief financial officer of the Company; (ii) have charge and custody of, and be responsible for, all funds of the Company, and deposit all such monies in the name of the Company in such banks, trust companies, and other depositories as shall be selected by the Board of Managers; (iii) receive, and give receipts for, monies due and payable to the Company from any source whatsoever; and (iv) in general, shall perform all the duties as, from time to time, may be assigned by the Board of Managers. The treasurer shall render to the President and the Board of

Managers, whenever the same shall be required, an account of all of the treasurer's transactions and all the financial conditions of the Company.

(k)   Other Offices. The Board of Managers may create other offices as it deems desirable with duties as it may determine.

(l)   Board of Advisors. The board of advisors ("Board of Advisors") shall serve as the advisory board for the Company and shall be available for consultation on any matters affecting the Company; and, in general, shall be available to perform duties as, from time to time, may be assigned by the Board of Managers. The members of the Board of Advisors may be removed at any time for any cause or for no cause by action of the Board of Managers and the Board of Managers may replace the same at its sole discretion. The Board of Managers may dissolve the or otherwise make any changes as the Board of Managers deems appropriate to the Board of Advisors.

ARTICLE VII
ACCOUNTING AND RECORDS

Section 7.01.   Records and Accounting. The fiscal year of the Company for financial reporting and for federal income tax purposes shall be the calendar year. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded in accordance with the accounting methods elected to be followed by the Company for federal income tax purposes. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The Company shall keep such records and information as are required by the Act at its Principal Office.

Section 7.02.   Access to Accounting Records. Each Member and the Member's duly authorized representative shall have the right, at the Member's own expense, to inspect and copy the records listed in Section 7.01 at the Principal Office of the Company, upon reasonable request and during ordinary business hours.

Section 7.03.   Annual Financial and Tax Information. The Company shall use its reasonable best efforts to deliver to each Member within ninety (90) days after the end of each fiscal year all information necessary for the preparation of such Member's federal, state, and local income tax returns. The Company shall also use its reasonable best efforts to prepare, within one hundred twenty (120) days after the end of each fiscal year, a financial report of the Company for such fiscal year containing a balance sheet as of the last day of the year then ended, an income statement for the year then ended, a statement of sources and applications of funds, and a statement of reconciliation of the Capital Accounts of the Members. In addition, commencing on a date determined by the Board of Managers, the Company shall use its reasonable best efforts to deliver to each Member unaudited quarterly financial statements within forty-five (45) days after the end of each calendar quarter (other than the last calendar quarter of the year). Lastly, the Treasurer shall take reasonable efforts to establish estimated quarterly and/or annual budgets for the Company and shall make any such budgets reasonably available to the Members upon request.

Section 7.04.   Accounting Decisions. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Board of Managers. The Board of Managers may rely upon the advice of the Company's public accountants and legal counsel as to whether such decisions are in accordance with accounting methods properly followed for federal income tax purposes.

Section 7.05. **Federal Income Tax Elections**. The Company may make, but is not required to make, any and all elections for federal income tax purposes, including, but not limited to, the following:

(a)   to the extent permitted by applicable law and regulations, an election to use an accelerated depreciation method with respect to any depreciable asset of the Company; and

(b)   in case of a transfer of all or part of the Interest of any Member, an election to adjust the tax basis of the assets of the Company pursuant to Code § 734, Code § 743, and Code § 754. Notwithstanding the foregoing, the Company may not make any election to classify the Company as an association for tax purposes.

ARTICLE VIII
CAPITAL ACCOUNT; ALLOCATIONS; DISTRIBUTIONS

Section 8.01. **Capital Account**.

(a)   An individual Capital Account shall be established and maintained on behalf of each Member, including any Additional Member or Substitute Member, in the manner provided by Treasury Regulations § 1.704-1(b)(2)(iv). To the extent consistent with Treasury Regulations § 1.704-1(b)(2)(iv), the Capital Account of each Member shall consist of the amount of cash such Member has contributed to the Company, plus the agreed fair market value of any property or services such Member has contributed to the Company, net of any liabilities assumed by the Company or to which such property is subject, plus the amount of Capital Account Profits allocated to such Member pursuant to Section 8.02, less the amount of Capital Account Losses allocated to such Member pursuant to Section 8.02, less the amount of all cash distributed to such Member, less the fair market value of any property distributed to such Member, net of any liability assumed by such Member or to which such property is subject, and less such Member's share of any other expenditures that are not deductible by the Company for federal income tax purposes, and which are not allowable as additions to the basis of Company property. Additionally, the Capital Account is subject to such other adjustments as may be required under the Code or Treasury Regulations. The Capital Account of a Member shall not be affected by any adjustments to basis made pursuant to § 743 of the Code, but instead shall be adjusted with respect to adjustments to basis made pursuant to § 734 of the Code to the extent provided in Treasury Regulations §1.704-1(b)(2)(iv)(m).

(b)   Except as otherwise provided herein, no Member shall have the right to withdraw that Member's Capital Contribution, to receive any return or interest on any portion of that Member's Capital Contribution, or to demand and receive property of the Company or any distribution in return for that Member's Capital Contribution, except as may be specifically provided in this Agreement or as required by law. No Member shall receive property of the Company as any part of that Member's Capital Contribution until: (i) all liabilities of the Company, except liabilities to Members, have been paid or an amount has been set aside to pay such liabilities; and (ii) the consent of the Board of Managers is obtained, unless the return of the Capital Contribution may be rightfully demanded as provided in the Articles, this Agreement, or the Act. In no event may a Member receive any distribution with respect to the Member's Capital Contribution that exceeds the positive balance in the Member's Capital Account at the time of distribution.

Section 8.02. **Allocation of Capital Account Profits and Capital Account Losses.** Except as may be expressly provided otherwise in this Agreement or by unanimous consent of the Members, and subject to the provisions of § 704(b) and § 704(c) of the Code, Capital Account Profits and Capital Account Losses for each fiscal year of the Company shall be allocated to the Members in the same manner and proportion as distributions are to be made pursuant to Section 8.07 and in a manner such that the Capital Account of each Member is equal (proportionately) to the amount of distributions that would be made to such Member during such fiscal year pursuant to Section 8.07 if: (a) the Company was dissolved; (b) its affairs were wound up and each Company asset was sold for cash equal to its book value (except that any Company asset that has actually been disposed of in such fiscal year shall be treated as if sold for an amount of cash equal to the sum of (x) the amount of any net cash proceeds actually received by the Company in connection with such disposition and (y) the fair market value of any property actually received by the Company in connection with such disposition); (c) all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the book value of the assets securing such liability); and (d) the net assets of the Company were distributed in accordance with Section 8.07 to the Members immediately after giving effect to such allocation. The Board of Managers may, in their discretion, make such other assumptions (whether or not consistent with the above assumptions) as they deem necessary or appropriate in order to effectuate the intended economic arrangement of the Members.

Section 8.03. **Special Regulatory Allocations.** The following special regulatory allocations shall be made in the following order:

(a) **Minimum Gain Chargeback.** Except as otherwise provided in Treasury Regulations § 1.704-2(f), notwithstanding any other provision of this Article VIII, if there is a net decrease in the Company minimum gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in the Company minimum gain, determined in accordance with Treasury Regulations § 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations § 1.704-2(f)(6) and § 1.704-2(j)(2). This Section 8.03(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(b) **Member Nonrecourse Debt Minimum Gain Chargeback.** Except as otherwise provided in Treasury Regulations § 1.704-2(i)(4), notwithstanding any other provision of this Article VIII, if there is a net decrease in Member nonrecourse debt minimum gain attributable to a Member nonrecourse debt during any fiscal year, each Member who has a share of the Member nonrecourse debt minimum gain attributable to such Member nonrecourse debt, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be specifically allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member nonrecourse debt minimum gain attributable to such Member nonrecourse debt, determined in accordance with Treasury Regulations § 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations § 1.704-2(i)(4) and § 1.704-2(j)(2). This Section 8.03(b) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

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(c)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4), § 1.704-1(b)(2)(ii)(d)(5), or § 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the adjusted Capital Account deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 8.03(c) shall be made only if and to the extent that such Member would have an adjusted Capital Account deficit after all other allocations provided for in this Article VIII have been tentatively made as if this Section 8.03(c) were not in the Agreement.

(d)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any fiscal year which is in excess of the sum of the amount such Member is obligated to restore pursuant to any provision of this Agreement and the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations § 1.704-2(g)(1) and § 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 8.03(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VIII have been made as if Section 8.03(c) hereof and this Section 8.03(d) were not in the Agreement.

(e)   Nonrecourse Deductions. Nonrecourse deductions for any fiscal year shall be specifically allocated among the Members in proportion to the respective amounts of income or loss that were allocated to them pursuant to Section 8.02 for such fiscal year.

(f)   Member Nonrecourse Deductions. Any Member nonrecourse deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member nonrecourse debt to which such Member nonrecourse deductions are attributable in accordance with Treasury Regulations § 1.704-2(i)(1).

(g)   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to § 734(b) or § 743(b) of the Code is required pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m)(2) or § 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's Interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their respective Percentage Interests in the Company in the event Treasury Regulations § 1.704(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) applies.

Section 8.04.   Curative Allocations. The allocations set forth in Sections 8.03(a) through 8.03(g) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 8.04. Therefore, notwithstanding any other provision of this Article VIII (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss, or deduction so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory

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Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 8.02.

Section 8.05. **Section 704(c) Allocations.** In accordance with § 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property that is treated as having been contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value); provided that such allocations shall be based upon the "traditional method" described in the Treasury Regulations under § 704(c) of the Code. In the event that Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (d) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under § 704(c) of the Code and the Treasury Regulations thereunder; provided that such allocations shall be based upon the "traditional method" described in the Treasury Regulations under § 704(c) of the Code.

Section 8.06. **Tax Distributions.** During each fiscal year or within ninety (90) days thereafter, to the extent there is Available Cash to make such distributions, the Company shall distribute, in cash, to each Member an amount sufficient to enable such Member to satisfy such Member's federal, state, and local tax liabilities attributable to the items of income, gain, loss, or deduction allocated to such Member by the Company with respect to such fiscal year. The amount to be distributed shall be determined by the Board of Managers in consultation with the Company's independent public accountants and shall be computed for each Member: (a) as if such Member were (i) subject to tax as a resident or domiciliary of Indiana and (ii) taxable at the highest aggregate marginal rate for federal, state, and local income taxes; provided, that such percentage may be increased or decreased from time to time by the PR to take into account increases or decreases in applicable federal, state, and local income tax rates; (b) as if allocations from the Company were, for such year, the sole source of income and loss for such Member (but determined without regard to allocations of any Company items deductible by individuals only under § 212 of the Code); and (c) without regard to the carryover of items of loss, deduction, and expense previously allocated by the Company to such Member. "Tax Distributions" means, with respect to any Member and any fiscal period, the aggregate amount distributable to such Member pursuant to this Section 8.06 with respect to such fiscal period. The Board of Managers may cause the Company to make Tax Distributions to Members during any year to cover estimated taxes based on good-faith estimates of their respective tax liabilities attributable to Company tax items for such year.

Section 8.07. **Distributions of Available Cash.** Distributions of Available Cash (other than Tax Distributions) shall be made to the Members, if and as determined by the Board of Managers, on a cumulative basis, in proportion to their respective Percentage Interests.

Section 8.08. **Allocation of Income and Loss and Distributions in Respect of Interests Transferred.**

(a)   If any Interest is transferred, or is increased or decreased by reason of the admission of an Additional Member or otherwise, during any fiscal year of the Company, each item of net income, gain, loss, deduction, or credit of the Company for such fiscal year shall be assigned pro rata to each day in the particular period of such fiscal year to which such item is attributable (i.e. the day on or during which it is accrued or otherwise incurred), and the amount of each such item so assigned to any such day shall be allocated to the Member in a manner consistent with this Article VIII.

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(b)   Authorized distributions of the Company's assets in respect of an Interest shall be made only to the Members who, according to the books and records of the Company, are the holders of record of the Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor any Member nor any of the Managers shall incur any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Member or any Manager has knowledge or notice of any transfer or purported transfer of ownership of an Interest which has not met the requirements of Article IX. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Interests as of the date such sale or other disposition occurs.

ARTICLE IX
WITHDRAWAL; RESTRICTIONS ON TRANSFER OF INTERESTS

Section 9.01.   **Withdrawal**. No Member shall withdraw from the Company or otherwise voluntarily cause an Event of Dissociation as to that Member, except upon a Transfer of such Member's entire Interest in accordance with the provisions of this Article IX. Upon any such withdrawal or other voluntarily caused Event of Dissociation, the Member shall be an Assignee as to the Member's Units but shall not be entitled to have the Member's Interest redeemed or to otherwise receive any distribution or other payment on account of the Member's withdrawal or other voluntarily caused Event of Dissociation. The Company may recover damages for breach of this Section 9.01 and may offset the Company's damages against any amount owed to a Member for distributions or otherwise.

Section 9.02.   **Basic Restrictions on Transfer**. None of the Units of a Member or any securities of the Company convertible into or exercisable for Units (or any portion thereof) shall be the subject of a Transfer without the prior written consent of a majority of the Board of Managers; provided, however, the following Transfers shall be permissible without any further action on the part of the Company, the Board of Managers, or any other Member:

(a)   Any Transfer by any Member that is a natural person (including any Transfer to a revocable trust), during such person's lifetime, of such person's Units (or any securities of the Company convertible into or exercisable for Units) to his or her parent, spouse, or lineal descendant (including by adoption) or any guardian, trustee, or custodian for the benefit of any such persons;

(b)   Any Transfer by a Member to any Affiliate of such Member or to any shareholder, member, or partner of such Member;

(c)   Any Transfer by will or intestate succession upon the death of a Member as long as the heir or recipient of the Units is the spouse or lineal descendant (including by adoption) of such Member (such Transferees, together with any Transferee to which Units may be Transferred pursuant to Sections 9.02(a) and (b), collectively referred to herein as the "Permitted Transferees");

(d)   Any Transfer by any Member effected in compliance with Section 9.04 below;

(e)   Any Transfer by any Member effected pursuant to or in compliance with Section 9.05 below;

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(f)   Any Transfer made by any Member to another Member; and

(g)   Any Transfer by any Member effected following a Qualified Public Offering.

Section 9.03.   Further Restrictions on Transfer. In addition to the restrictions set forth in Section 9.02, no Member shall Transfer all or any part of the Member's Interest: (a) to a Competitor; (b) without registration under applicable federal and state securities laws, unless an exemption therefrom applies and, if requested by the Company, the Member delivers an opinion of counsel satisfactory to the Company, that registration under any such laws is not required; or (c) if the Interest or portion thereof, when added to the total of all other Interests sold or exchanged in the preceding twelve (12) consecutive months prior thereto, would result in the termination of the Company for tax purposes under § 708 of the Code. Any Transfer or purported Transfer not in compliance with the provisions of this Article IX shall be null and void.

Section 9.04.   Right of First Refusal on Dispositions.

(a)   If at any time prior to a Qualified Public Offering or a sale of all or substantially all of the Units of the Company to a Third Party, any Member (the "Offeror") wishes to sell all or any part of the Units owned by him, her, or it (the "Subject Units"), the Offeror shall submit (in accordance with the notice provisions of Section 17.09 below) a written offer to sell the Subject Units to the Company and each Member on terms and conditions, including price, not less favorable to the Company and each of the Members than those on which the Offeror proposes to sell the Subject Units to any other purchaser (the "Offer"); provided, however, this Section 9.04 shall not apply to any sale by any Member to any Permitted Transferee of such Member. The Offer shall disclose the identity of the proposed purchaser, the amount and class of the Subject Units, the terms of the sale, and any other material facts relating to the sale. The Company shall have the exclusive right to accept the Offer as to all or any part of the Subject Units covered thereby before the Members have an opportunity to purchase such Subject Units. To the extent the Company does not purchase all of the Subject Units, each of the Members shall have the opportunity to purchase his, her, or its Percentage Interest of any remaining Subject Units.

(b)   The Company and each of the Members shall notify the Offeror of his, her, or its intention to accept the Offer as soon as practicable after his, her, or its exclusive purchase right arises, but in no event later than ten (10) days after the date of receipt of the Offer (the "Exercise Period"). Notification shall be made in accordance with the notice provisions of Section 17.09 below and shall, when taken in conjunction with the Offer, be deemed to constitute a valid, legally binding, and enforceable agreement for the sale and purchase of the Subject Units covered thereby.

(c)   If after the expiration of the time periods set forth above, the total number of Subject Units accepted by the Company and the Members does not equal the total number of Subject Units contained in the Offer, then the Offeror shall, for a period of sixty (60) days thereafter be free to Transfer any remaining portion of the Subject Units to such Third Party set forth in the Offer, but only on terms and conditions not more favorable to such Third Party than those stated in the Offer. If, at the end of such sixty (60)-day period, the Offeror has not completed the sale of all of the Subject Units, the Offeror shall no longer be permitted to sell the Subject Units (or any portion thereof) pursuant to this Section 9.04 without again fully complying with the provisions hereof, and all restrictions on Transfer contained in this Agreement shall again be in effect with respect to such Subject Units.

Section 9.05. **Drag-Along Rights.**

(a)   At any time prior to the consummation of a Qualified Public Offering, a Majority in Interest of the Members (the "Selling Members") may, in connection with a bona fide offer by a Third Party to acquire for value at least a majority of the then outstanding Units (a "Drag-Along Offer"), require each other Member to sell to such Third Party that percentage of the Units then held by such Member (calculated based upon the total number of Units which such Member owns or has the right to acquire pursuant to outstanding options, warrants, and convertible securities) as shall be equal to the percentage obtained by dividing the number of Units to be sold to such Third Party by the Members, taken as a group, by the aggregate number of Units then held by the Members, taken as a group. If the Selling Members elect to exercise their right to compel a sale pursuant to this Section 9.05, the Selling Members will cause a written notice of the Drag-Along Offer (the "Drag-Along Notice") to be delivered to each of the other Members, setting forth the aggregate consideration, the identity of the Third Party, and the other principal terms and conditions thereof.

(b)   The Selling Members will have ninety (90) days from the date the Drag-Along Notice is provided to the other Members to consummate the sale of all of the Units to the Third Party, at the price and on the terms substantially similar to those set forth in such Drag-Along Notice, subject to the Drag-Along Offer. If the sale to the Third Party is not completed during such ninety (90)-day period, then the other Members will be released from their obligations with respect to such Drag-Along Notice.

Section 9.06. **Provisions Applicable to Right of First Refusal and Drag-Along Rights.**

(a)   Each Member participating in a proposed sale under Sections 9.04 or 9.05 (a "Participating Member"), whether in his, her, or its capacity as a Member, Manager, or officer of the Company, or otherwise, shall take or cause to be taken all such actions as may be necessary or desirable in order expeditiously to consummate such sale and any related transactions, including without limitation: (i) executing, acknowledging, and delivering consents, assignments, waivers, and other documents or instruments; (ii) furnishing information and copies of documents; and (iii) filing applications, reports, returns, filings, and other documents or instruments with governmental authorities.

(b)   The closing of a sale pursuant to Sections 9.04 or 9.05 shall take place at such time and place as the selling party, the Offeror (in the case of a sale under Section 9.04) or the Selling Members (in the case of a sale under Section 9.05) shall specify, by notice to each Participating Member. At the closing, each Participating Member shall deliver notice of the number of Units to be sold by such Participating Member, accompanied by a duly executed instrument of assignment, with signature guaranteed, free and clear of any liens or encumbrances, with any stock (or equivalent) transfer tax stamps affixed, against delivery of the applicable consideration.

Section 9.07. **Status of Transferee and Transferor.** Notwithstanding anything contained in this Agreement to the contrary, any transferee or recipient of a Unit or Units subject to an effective Transfer shall be an Assignee and shall have no right to: (a) vote any Units or portion thereof subject to the Transfer or to otherwise participate in the management of the business or affairs of the Company; (b) become a Substitute Member or otherwise exercise any rights of a Member; or (c) have access to the Company records, unless the Board of Managers, in its sole and absolute discretion, approves the admission of the Assignee as a Substitute Member and the Assignee executes documentation satisfactory to the Board of Managers accepting and adopting the terms of this Agreement. The transferor in a

Transfer of the transferor's entire Interest to an Assignee shall cease to be a Member and shall not have any power to exercise any rights of a Member; provided, however, that such transferor is not released from any unpaid contributions or other liability.

Section 9.08.   **Pledge of Interests**. The pledge or granting of a security interest, lien, or other encumbrance in or against all or any portion of a Member's Interest shall be a Transfer subject to the restrictions of this Article IX; provided, that, in any event, the foreclosure of or exercise of other secured party remedies with respect to such pledge, security interest, lien, or other encumbrance resulting in a Transfer of any such Interest shall nonetheless be a Transfer subject to the restrictions of this Article IX.

ARTICLE X
ADDITIONAL MEMBERS AND UNITS

Section 10.01.   **Additional Units**. By the affirmative vote or the written consent of a majority of the Board of Managers, the Company may issue additional Units by sale or other issuance to existing Members or other Persons. Any such sale or other issuance of Units shall be made in accordance with the Articles and this Agreement. As a condition to such issuance, Additional Members acquiring such Units shall execute this Agreement and all other documents and instruments as the Company may require and shall become Members with regards to such Units upon the date the last of such agreements are executed, including a counterpart signature page substantially similar in form to that set forth on Exhibit B, which is attached hereto and incorporated herein by reference.

Section 10.02.   **Allocations**. Additional Units shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits, or other matters of any kind; provided that additional Units shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits, and other matters of any kind arising under contracts entered into before the effective date of the issuance of any additional Units to the extent that such income, gains, losses, deductions, credits, and other matters of any kind arise after such effective date. The Company's books may be closed at the time additional Units are issued (as though the Company's tax year had ended), or the Company may credit to the additional Units pro rata allocations of the Company's income, gains, losses, deductions, credits, and other matters of any kind for that portion of the Company's fiscal year after the effective date of the issuance of the additional Units, such allocations to be effected in a manner consistent with Section 8.02.

ARTICLE XI
DISSOCIATION OF A MEMBER

Section 11.01.   **Dissociation**. A person ceases to be a Member upon the occurrence of any Event of Dissociation with respect to that person.

Section 11.02.   **Rights of Dissociating Member**. Upon an Event of Dissociation as to a Member:

(a)   if dissociation causes a dissolution and winding up of the Company under Article XII, the Member shall be entitled to participate in the winding up of the Company to the same extent as any other Member, except that if the Event of Dissociation is a breach of this Agreement, any distributions to which the Member would have been entitled shall be reduced by any damages sustained by the Company as a result of the dissolution and winding up; and

(b)   if the Event of Dissociation does not cause a dissolution and winding up of the Company under Article XII, the Member shall not be entitled to any distribution solely by reason of the Member's dissociation, and thereafter shall only be entitled to participate as a transferee in the Company. The Member shall not be entitled to a redemption of the Member's Interest or otherwise receive the value of the Member's Interest until such time, and in the manner, provided under Article XII for the dissolution and winding up of the Company.

ARTICLE XII
DISSOLUTION AND WINDING UP

Section 12.01.   **Dissolution**. The Company shall be dissolved, and its affairs wound up on the first of the following to occur:

(a)   At the time or on the occurrence of events specified in the Articles or this Agreement;

(b)   Upon the (i) sale or transfer of all or substantially all of the Company's assets or (ii) any merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity;

(c)   At least a Majority in Interest of the Members consents in writing to the dissolution of the Company; or

(d)   A decree of judicial dissolution is entered pursuant to statute.

Section 12.02.   **Winding Up**. Upon dissolution, the Board of Managers shall proceed to wind up and liquidate the business and affairs of the Company, and the Company may only carry on business that is appropriate to wind up and liquidate the business and affairs of the Company, including the following: (a) collecting the Company's assets; (b) disposing of properties that will not be distributed in kind to the Members; (c) discharging or making provision for discharging liabilities; (d) distributing the remaining property among the Members; and (e) doing every other act necessary to wind up and liquidate the business and affairs of the Company. The Members shall follow the procedure for disposing of known claims and publishing notice of the dissolution of the Company pursuant to applicable law.

Section 12.03.   **Distribution of Assets**. Upon the winding up and liquidation of the Company, the assets shall be distributed, within the time limits required by the Act and the Code, and further as follows:

(a)   First, to creditors, including Members who are creditors, to the extent permitted by law, in the order of priority as provided by law to satisfy the liabilities of the Company whether by payment or by the establishment of adequate reserves, excluding liabilities for distributions to Members pursuant to Article VIII;

(b)   Second, to Members who are creditors whose claims are not satisfied by distributions made pursuant to Section 12.03(a) above; and

(c)   Finally, one hundred percent (100%) to all Members in proportion to their respective Percentage Interests.

ARTICLE XIII
RESTRICTIVE COVENANTS

Section 13.01. **Trade Secrets**. The Members' conduct shall, at all times, conform to the requirements of the Indiana Trade Secrets Act, Indiana Code 24-2-3 *et seq*. ("Trade Secrets Act"). At all times during a Member's membership, and also upon and following termination of such membership for any reason or no reason, such Member, except with the prior written consent of the Company, and as provided elsewhere in this Section 13.01, shall keep confidential and not misappropriate, use, disclose, reproduce, distribute, or otherwise disseminate, to or for any Third Party, any privileged, confidential, or proprietary information of the Company, constituting trade secrets within the meaning of the Trade Secrets Act, including but not limited to the professional and business practices, methods and plans, intellectual property, suppliers, vendors, and financial statements of the Company. The Members further recognize and agree that a violation of the confidentiality obligations set forth in this Section 13.01 may be remedied through judicial or other legal proceedings, and that penalties for such a violation may include forfeit of profits, payment of royalties, compensatory damages, punitive damages, injunctive relief, and recovery of attorneys' fees. The Members may ask the Company to render an opinion as to whether the Company considers certain knowledge to be a trade secret, if such a question should arise.

Section 13.02. **Proprietary Information**. In the course of the Members' association with the Company, the Members may acquire valuable proprietary data and other confidential information with respect to the Company's business ("Proprietary Information"). At all times during a Member's membership and for a period of three (3) years following termination of such membership for any reason or no reason, such Member shall not disclose, cause to be disclosed, or otherwise allow to be disclosed, any Proprietary Information, and all electronic embodiments thereof of the Company that, while not constituting a "trade secret" within the meaning of the Trade Secrets Act, possesses actual or potential, independent economic value to the Company. The Members may ask the Company to render an opinion as to whether the Company considers certain knowledge or information to be Proprietary Information as defined in this Section 13.02, if such a question should arise. The Members further recognize and agree that a violation of the confidentiality obligations set forth in this Section 13.02 may be remedied through judicial or other legal proceedings, and that penalties for such a violation may include forfeit of profits, payment of royalties, compensatory damages, punitive damages, injunctive relief, and recovery of attorneys' fees.

Section 13.03. **Non-Solicitation of Employees**. During the period of a Member's membership, and for a period of two (2) years following the termination of such Member's membership for any reason or no reason, neither such Member, nor any related parties, shall attempt to, directly or indirectly, on his, her, or its own behalf or on the behalf of others, hire, engage or employ, or solicit, contact, or communicate with for the purpose of hiring, employing, or engaging, any person who is then employed by or an agent of the Company or who was an employee or agent of the Company at any time within the two (2) year period immediately prior to termination of such Member's membership, whether or not such employment, hiring, or engagement is full-time or temporary, pursuant to written or oral agreement, or for a determined period of time or at will.

Section 13.04. **Remedies**. The Members acknowledge and stipulate that, by virtue of their relationship with the Company and the Members' knowledge of the affairs, business, and operations of the Company, and also the uniqueness and prospects of the Company's products and services, irreparable loss, damage, and injury will be suffered by the Company if any Member should breach or violate any of the terms or provisions of the covenants contained in this Article XIII. In the event of breach, or threatened breach, of any such provisions, the Company shall be entitled to seek damages, if determinable, and, at the option of the Company, injunctive relief. In addition, the Company shall be entitled to all reasonable attorneys' fees incurred in the enforcement of the provisions contained in this

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Article XIII. The Members hereby waive any requirement that the Company post bond or security when seeking to enforce any provision herein. The Members hereby waive any claim that the Company has an adequate remedy at law in the event of a breach, or a threatened breach, of this Article XIII. The remedies herein provided may be cumulative, and no single remedy may be construed as exclusive of any other or of any remedy provided at law. Failure to exercise any remedy at any time shall not operate as a waiver of the right to exercise any remedy for the same or subsequent breach at any time thereafter.

ARTICLE XIV
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 14.01. **Persons Indemnified.** To the greatest extent not inconsistent with the laws and public policies of Indiana, the Company shall indemnify all Members, organizer(s), officers, Managers, and any Person who is a Member, organizer, officer, partner, shareholder, director, or manager of a Member, organizer, or officer, or a Manager that is an entity ("Key Related Person"), against all liability incurred by the Member, organizer, officer, Manager, or Key Related Person in any legal proceeding in which such person is a party because it is or was a Member, organizer, officer, or Manager of the Company; provided that it shall be determined in the specific case and according to this Section 14.01 that indemnification of the Person is permissible in the circumstances because the Person met the Standard of Conduct for indemnification set forth in Section 14.03.

Section 14.02. **Company Determination Procedure.** A determination of whether indemnification is permissible shall be made by any one of the following procedures:

(a) Non-party Managers' Vote. By a majority vote of the Managers not at the time parties to the proceeding; or

(b) Special Legal Counsel. By special legal counsel selected by a majority vote of the Managers.

Section 14.03. **Standard of Conduct.** Indemnification of a Person is permissible under this Section 14.03 if:

(a) the Person acted in good faith;

(b) the Person reasonably believed that the Person's conduct was in, or at least not opposed, to Company's best interest; and

(c) in the case of any criminal proceeding, the Person had no reasonable cause to believe the Person's conduct was unlawful.

Section 14.04. **Advancement of Expenses.** The Managers and the Members shall be entitled to reimbursement and indemnification for advancement of expenses incurred in connection with this Article XIV in accordance with and subject to the Act, the Articles, and this Agreement.

ARTICLE XV
SECURITIES REPRESENTATIONS

By the execution of this Agreement, each of the Members acknowledges, agrees, represents, and warrants that:

(a)   The Member understands that investment in the Member's Interest (Units) in the Company involves a high degree of risk and is suitable only for sophisticated investors. The Member further understands that Interests (Units) are being offered in reliance upon an exemption from registration provided by the federal and state securities laws;

(b)   The Member is purchasing the Member's Interest (Units) for the Member's own investment and not with a view to the distribution or resale thereof to any other Person;

(c)   The Company has disclosed to the undersigned, in writing, and the Member acknowledges, that the transferability of the Interest (Units) is severely limited and that the undersigned may continue to bear the economic risk of this investment for an indefinite period as these securities have not been registered under the Securities Act of 1933, as amended, or any state securities laws and therefore cannot be offered or sold unless they are subsequently registered under such acts or an exemption from such registration is available;

(d)   The Member agrees that, in addition to other prohibitions of and restrictions on transfer under this Agreement, the Member's Interest (Units) will not be sold without registration under the Securities Act of 1933, as amended, and any applicable state securities law, or until the undersigned has obtained an opinion of counsel satisfactory to the Company that such registration is not required in connection with any such transaction, and in no event will any of the Member's Interest (Units) be sold within nine (9) months of the issuance thereof;

(e)   The Member agrees that any certificates representing the Member's Interest (Units) may contain the following legend: "These units have not been registered under either the Federal Securities Act of 1933, as amended, or the Indiana Securities Act, and may not be sold or transferred or offered for sale in the absence of effective registration or an opinion of an Attorney-at-Law satisfactory to Spirit of Speedway LLC ("Company") that such registrations are not required. The units represented by this certificate are held subject to transfer restrictions and cannot be transferred except in compliance with the Company's Operating Agreement, as amended and restated from time to time;"

(f)   The Member's principal residence or principal office is at the address for the Member noted in this Agreement;

(g)   Prior to purchase of the Member's Interest (Units), the Member has and has had access to all material facts with respect to the Interest (Units);

(h)   The Member understands and agrees that the Member has no right to require the Company to register the Interest (Units) under federal or state securities laws at any time, or to join in any future registration; and

(i)   The Member agrees to hold the Company, its Members, controlling persons (as defined in the Securities Act of 1933, as amended), and any persons affiliated with any of them or with the distribution of the Interest (Units), harmless from all expenses, liabilities, and damages (including reasonable attorneys' fees) deriving from a disposition of the Interest (Units) in a manner in violation of the Securities Act of 1933, as amended, or of any applicable state securities law, which may be suffered by reason of a breach of any of the covenants, representations, and warranties contained in this Article XV.

ARTICLE XVI
AMENDMENTS

Section 16.01. **Proposal of Amendments**. Amendments to the Articles or this Agreement may be proposed in writing by the Board of Managers or by any Member.

Section 16.02. **Amendments**. The Board of Managers may amend the Articles and this Agreement as determined in its sole discretion; provided that, notwithstanding the foregoing or any other provision of this Agreement to the contrary: (a) any amendment of the Articles or this Agreement that (i) modifies the limited liability of any Member, (ii) changes the maximum capital contribution required by any Member, or (iii) changes the method or priority of allocations or distributions to any Member must be approved by the affected Member; and (b) any amendment of any provision of the Articles or this Agreement providing for or requiring action by certain identified Members or by Members holding a certain percentage of the Voting Units of the Company must be approved by such identified Members or such Members holding that percentage of the Voting Units of the Company, as the case may be. Notwithstanding the foregoing to the contrary, the Members hereby acknowledge and agree that any changes to the allocation, liquidation, and distribution provisions of this Agreement resulting from an issuance of additional Units which is approved in accordance with this Agreement shall not constitute a change pursuant to clause (a)(iii) above that requires the consent of any individual Member. Upon approval of any amendment in accordance with the foregoing, all Members, whether or not they consented to such amendment, shall be deemed to have consented to and shall be bound by the terms and provisions thereof as if they had so consented. A copy of any amendment to this Agreement must be delivered to each Member who did not consent to the amendment and to each Assignee who has not been admitted as a Member of the Company.

ARTICLE XVII
MISCELLANEOUS

Section 17.01. **Complete Agreement**. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to their subject matter. This Agreement and the Articles replace and supersede all prior agreements, understandings, and undertakings with respect to their subject matter, by and among the Members or any of them. This Agreement and the Articles further supersede all prior written and oral statements by and among any of the Members, and no representation, statement, condition, or warranty not contained in this Agreement or the Articles will be binding on the Members or have any force or effect whatsoever.

Section 17.02. **Binding Effect; Conflicts**. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members and their respective distributees, successors, heirs, legal representatives, and assigns. This Agreement is subject to, and is governed by, the Act and the Articles. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act or the provisions of the Articles, the provisions of the Act or the Articles, as the case may be, shall control.

Section 17.03. **Waiver**. A failure of any party to this Agreement to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of such provision.

Section 17.04. **Headings; Interpretation**. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires.

Section 17.05. **Severability**. If any provision of this Agreement is held to be illegal, invalid, unreasonable, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid, unreasonable, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, unreasonable, or unenforceable provision.

Section 17.06. **Electronic Signature; Multiple Counterparts**. This Agreement may be executed in several counterparts and by electronic signature, each of which shall be deemed an original but all of which when taken together shall constitute one and the same instrument.

Section 17.07. **Additional Documents and Acts**. Within ten (10) days of a Company request, each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out, and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement.

Section 17.08. **No Third-Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the Members and their respective successors and assigns, subject to the express provisions of this Agreement relating to successors and assigns, and no other person will have any rights, interest, or claims under the Agreement or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

Section 17.09. **Notices**. Any notice to be given or to be served upon the Company or any Member in connection with this Agreement must be in writing and will be deemed to have been given: (a) on the date of delivery, if personally delivered to the party to receive the notice; (b) three (3) days after mailing if mailed by certified or registered mail, postage prepaid, return receipt requested; (c) one (1) business day after delivery to any overnight express courier service; and (d) on the business day of receipt if sent by facsimile, email, or other customary means of telecommunication. Such notices will be given to a Member using the contact information specified on Exhibit A. Any Member or the Company may, at any time by giving five (5) days' prior written notice to the other Members and the Company, change its contact information set forth on Exhibit A.

Section 17.10. **Title to Company Property**. Legal title to all property of the Company shall be held and conveyed in the name of the Company.

Section 17.11. **Reliance on Authority of Person Signing Agreement**. In the event that a Member is not a natural person, neither the Company nor any Member shall: (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such Person or to determine any fact or circumstance bearing upon the existence of the authority of such individual; or (b) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

Section 17.12. **Membership Certificates**. The Company may, but is not required to, issue certificates evidencing a Member's interest in the Company upon the request of any Member. Such certificates shall not represent or embody any right. All rights of Members are derived from the provisions of the Act, the Articles, and this Agreement.

Section 17.13. **Reimbursement of Costs**. In the event the Company incurs a cost or expense, including attorneys' fees, for the enforcement against any Member of any provision contained herein, the Company shall be entitled to reimbursement of such cost, expenses, and attorneys' fees from such Member.

Section 17.14. **Governing Law; Venue**. This Agreement and the rights of the parties under this Agreement shall be governed by, and interpreted and enforced in accordance with, the laws of the State of Indiana. Any claim or dispute arising from or relating to this Agreement shall be brought before a state or federal court sitting in or having jurisdiction over Marion County, Indiana.

Section 17.15. **No Remedies Exclusive**. To the extent any remedies are provided herein for a breach of this Agreement, the Articles, or the Act, such remedies shall not be exclusive of any other remedies the aggrieved party may have, at law or in equity.

Section 17.16. **Advice of Counsel**. Each Person signing this Agreement:

(a) understands that this Agreement contains legally binding provisions;

(b) is advised, and has had the opportunity, to consult with that Person's own attorney prior to signing; and

(c) has either consulted with the Person's own attorney or consciously decided not to consult with the Person's own attorney prior to signing.

[Signature Page Immediately Follows]

[Signature Page to Spirit of Speedway LLC Operating Agreement]

IN WITNESS WHEREOF, the Members have executed this Agreement to be effective as of the Effective Date.

MEMBERS:

MAROTTI AUTOSPORT LLC

DocuSigned by:

By: William Marotti

E32EE79CBE57432...

Printed: William Marotti
Title: Manager

31

"EXHIBIT A"
TO SPIRIT OF SPEEDWAY LLC OPERATING AGREEMENT

As of October 14, 2021

Member and Address	Capital Contribution	Series A Common Units	Series B Common Units	Total Units	Percentage Interest
Marotti Autosport LLC 344 High Hill Rd Wallingford, CT 06492 will@marottiautosport.com	$55	550,000	0	550,000	100%
Total	$55	550,000	0	550,000	100%

"EXHIBIT B"
COUNTERPART SIGNATURE PAGE TO
OPERATING AGREEMENT OF SPIRIT OF SPEEDWAY LLC

Dated as of _____, 20___

      IN WITNESS WHEREOF, the undersigned, desiring to become a Member of the Company, and further desiring to enter into the Operating Agreement of the Company, as the same may be amended from time to time (the "Operating Agreement"), hereby joins in and executes the Operating Agreement, agrees to all of the terms and conditions of the Operating Agreement, and shall become a Member of the Company effective as of the date hereof. This Counterpart shall be attached to the Operating Agreement and included with the records of the Company.

Member:

IF AN ENTITY:

Entity Name: _____

By: _____

Printed: _____

Title: _____

IF AN INDIVIDUAL:

Signed: _____

Printed: _____

APPENDIX F
CAPITAL STRUCTURE

For more information on the rights and obligations of members please see the Articles of Organization and Operating Agreement collectively attached hereto as Appendix E.

Pre-Offering:

Member	Series A Common Units	Series B Common Units	Total Units	Total Percentage Interest (fully diluted)
Series A Common Members	550,000	0	550,000	100%
Total	550,000	0	550,000	100%

Post-Offering (based on obtaining Target Offering Amount):

Member	Series A Common Units	Series B Common Units	Total Units	Total Percentage Interest (fully diluted)
Series A Common Members	550,000	0	550,000	88.2%
Series B Common Members	0	73,333	73,333	11.8%
Total	550,000	73,333	623,333	100%

Post-Offering (based on obtaining Maximum Offering Amount):

Member	Series A Common Units	Series B Common Units	Total Units	Total Percentage Interest (fully diluted)
Series A Common Members	550,000	0	550,000	75%
Series B Common Members	0	183,333	183,333	25%
Total	550,000	183,333	733,333	100%

APPENDIX G
FINANCIAL SUMMARY

[See Attached]

I, Will Marotti, certify that the following balance sheet, statement of operations and members deficit, and statement of cash flows of Spirit of Speedway LLC in the next three pages of this Offering Statement are true and complete in all material respects.

DocuSigned by:

William Marotti

E32EE79CBF57432...

Printed: Will Marotti

Title: Manager


Spirit of Speedway, LLC
Balance Sheet


September 30,		2021


ASSETS


TOTAL ASSETS	$	-


LIABILITIES AND MEMBERS' DEFICIT


Current liabilities:		
Accounts payable, trade	$	989
Due to related entity		17,329
Total current liabilities		18,318
Total liabilities		18,318
Members' deficit		(18,318)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	-

UNAUDITED

Spirit of Speedway, LLC
Statement of Operations and Members Deficit

June 28, 2021 (Date of Formation) through September 30,	2021
Revenue	$ -
Selling, general and administrative expenses:	
Professional fees	18,318
Total selling, general and administrative expenses	18,318
Net loss	(18,318)
Members' equity, beginning of period	-
Members' deficit, end of period	$ (18,318)

UNAUDITED

3


Spirit of Speedway, LLC
Statement of Cash Flows


June 28, 2021 (Date of Formation) through September 30,	2021
Cash flows from operating activities:	
Net loss	$ (18,318)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Increase in operating liabilities:	
Accounts payable, trade	989
Net cash used in operating activities	(17,329)
Cash flows from financing activities:	
Net borrowings, due to related entity	17,329
Net cash provided by financing activities	17,329
Net increase in cash	-
Cash, beginning of period	-
Cash, end of period	$ -
Supplemental information:	
Interest paid	$ -
Income taxes paid	$ -

4

Spirit of Speedway, LLC

Forecasted Financial Information
Under the Forecast Assumptions in Note 3
Years Ending September 30, 2022 and 2023

Spirit of Speedway, LLC
Contents



TAX
ASSURANCE
ACCOUNTING
BUSINESS CONSULTING

ACCOUNTANTS' COMPILIATION REPORT

Management
Spirit of Speedway LLC
Indianapolis, Indiana

Management is responsible for the accompanying forecast of Sprit of Speedway, LLC, which comprises the forecasted statements of cash receipts and disbursements (cash basis) for the years ending September 30, 2022 and 2023 and the related summaries of significant forecast assumptions and accounting policies in accordance with guidelines for the presentation of a forecast established by the American Institute of Certified Public Accountants (AICPA). We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not examine or review the forecast nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on this forecast.

The forecasted results may not be achieved, as there will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and these differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

Management has elected to omit substantially all the disclosures required by the guidelines for the presentation of a forecast established by the AICPA other than those related to the significant assumptions. If the omitted disclosures were included in the forecast, they might influence the user's conclusions about Spirit of Speedway, LLC's cash receipts and disbursements. Accordingly, the forecast is not designed for those who are not informed about such matters.

We are not independent with respect to Spirit of Speedway, LLC.

Cox, Beckman, Goss & Company

Indianapolis, Indiana
October 14, 2021

6612 E. 75th Street I Suite 300 I Indianapolis, IN 46250 I (O) 317.545.0845 I (F) 317.545.0855

WWW.COXBECKMANGOSS.COM

Spirit of Speedway, LLC
Forecasted Statements of Cash Receipts and Disbursements (Cash Basis) Under the Assumptions in Note 3
Year Ending September 30, 2022

	2021			2022									Total
	October	November	December	January	February	March	April	May	June	July	August	September	
Revenues:													
Primary sponsor	$ -	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 75,000	$ 75,000	$ -	$ -	$ -	$ -	$ -	$ 350,000
Major associate sponsor	-	25,000	25,000	50,000	50,000	50,000	50,000	-	-	-	-	-	250,000
Associate sponsor	-	25,000	25,000	25,000	25,000	25,000	25,000	-	-	-	-	-	150,000
Supporting sponsor	-	10,000	10,000	20,000	20,000	20,000	20,000	-	-	-	-	-	100,000
Other sponsors	20,000	20,000	20,000	20,000	20,000	30,000	40,000	100,000	-	-	-	-	270,000
Fan packages	15,000	15,000	15,000	15,000	20,000	20,000	20,000	20,000	-	-	-	-	140,000
Prize money	-	-	-	-	-	-	-	102,000	-	-	-	-	102,000
Total revenues	35,000	145,000	145,000	180,000	185,000	220,000	230,000	222,000	-	-	-	-	1,362,000
Direct expenses:													
Team operating expenses	-	-	50,000	50,000	100,000	100,000	250,000	250,000	-	-	-	-	800,000
Race car purchase	-	-	-	350,000	-	-	-	-	-	-	-	-	350,000
Total direct expenses	-	-	50,000	400,000	100,000	100,000	250,000	250,000	-	-	-	-	1,150,000
Gross excess (deficit)	35,000	145,000	95,000	(220,000)	85,000	120,000	(20,000)	(28,000)	-	-	-	-	212,000
General and administrative expenses:													
Contract labor, hospitality	-	-	-	-	-	-	-	3,500	-	-	-	-	3,500
Contract labor, public relations	500	500	500	500	500	500	500	750	-	-	-	-	4,250
Entertainment	500	4,500	500	4,500	500	4,500	500	4,500	500	500	500	500	22,000
Guaranteed payments to members	-	-	-	-	-	-	-	-	125,000	-	-	-	125,000
Hospitality costs	-	-	-	-	-	-	-	106,500	-	-	-	-	106,500
Office supplies	-	500	500	500	500	500	500	500	-	-	-	-	3,500
Postage	500	500	500	500	500	500	500	500	-	-	-	-	4,000
Professional fees, accounting	3,500	250	250	500	500	500	1,000	500	500	250	-	-	7,750
Professional fees, legal	8,500	2,500	2,000	-	-	-	-	-	-	-	-	-	13,000
Promotional materials	2,500	-	2,500	-	2,500	2,500	2,500	2,500	-	-	-	-	15,000
Showcar expenses	5,000	-	3,000	-	3,000	-	2,000	2,000	-	-	-	-	15,000
Social media	4,000	4,000	4,000	8,000	8,000	10,000	10,000	12,000	-	-	-	-	60,000
Travel	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	-	-	-	-	24,000
Total general and administrative expenses	28,000	15,750	16,750	17,500	19,000	22,000	20,500	136,250	126,000	750	500	500	403,500
Net excess (deficit)	7,000	129,250	78,250	(237,500)	66,000	98,000	(40,500)	(164,250)	(126,000)	(750)	(500)	(500)	(191,500)
Cash flows from equity transactions:													
Series B common member unit contributions	60,000	70,000	100,000	30,000	20,000	20,000	15,000	15,000	-	-	-	-	330,000
Series B common member unit distributions	-	-	-	-	-	-	-	-	(78,750)	-	-	-	(78,750)
Series A common member unit distributions	-	-	-	-	-	-	-	-	(32,000)	-	-	-	(32,000)
Net increase (decrease) in cash	67,000	199,250	178,250	(207,500)	86,000	118,000	(25,500)	(149,250)	(236,750)	(750)	(500)	(500)	27,750
Cash, beginning of period	-	67,000	266,250	444,500	237,000	323,000	441,000	415,500	266,250	29,500	28,750	28,250	-
Cash, end of period	$ 67,000	$ 266,250	$ 444,500	$ 237,000	$ 323,000	$ 441,000	$ 415,500	$ 266,250	$ 29,500	$ 28,750	$ 28,250	$ 27,750	$ 27,750

See accompanying summary of significant forecast assumptions and
accounting policies and accountants' compilation report

Spirit of Speedway, LLC
Forecasted Statements of Cash Receipts and Disbursements (Cash Basis) Under the Assumptions in Note 3
Year Ending September 30, 2023

	2022			2023									Total
	October	November	December	January	February	March	April	May	June	July	August	September	
Revenues:													
Primary sponsor	$ -	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 100,000	$ 100,000	$ -	$ -	$ -	$ -	$ -	$ 400,000
Major associate sponsor	-	25,000	25,000	50,000	50,000	50,000	50,000	-	-	-	-	-	250,000
Associate sponsor	-	25,000	25,000	25,000	25,000	25,000	25,000	-	-	-	-	-	150,000
Supporting sponsor	-	10,000	10,000	20,000	20,000	20,000	20,000	-	-	-	-	-	100,000
Other sponsors	20,000	20,000	20,000	20,000	20,000	30,000	40,000	100,000	-	-	-	-	270,000
Fan packages	20,000	20,000	20,000	20,000	25,000	25,000	25,000	25,000	-	-	-	-	180,000
Prize money	-	-	-	-	-	-	-	102,000	-	-	-	-	102,000
Total revenues	40,000	150,000	150,000	185,000	190,000	250,000	260,000	227,000	-	-	-	-	1,452,000
Direct expenses:													
Team operating expenses	-	-	50,000	50,000	100,000	100,000	250,000	250,000	-	-	-	-	800,000
Total direct expenses	-	-	50,000	50,000	100,000	100,000	250,000	250,000	-	-	-	-	800,000
Gross excess (deficit)	40,000	150,000	100,000	135,000	90,000	150,000	10,000	(23,000)	-	-	-	-	652,000
General and administrative expenses:													
Contract labor, hospitality	-	-	-	-	-	-	-	3,500	-	-	-	-	3,500
Contract labor, public relations	500	500	500	500	500	500	500	750	500	500	500	500	6,250
Entertainment	500	4,500	500	4,500	500	4,500	500	4,500	500	-	-	-	20,500
Guaranteed payments to members	-	-	-	-	-	-	-	-	125,000	-	-	-	125,000
Hospitality costs	-	-	-	-	-	-	-	106,500	-	-	-	-	106,500
Office supplies	-	500	500	500	500	500	500	500	-	-	-	-	3,500
Postage	500	500	500	500	500	500	500	500	-	-	-	-	4,000
Professional fees, accounting	3,500	250	250	500	500	500	1,000	500	500	500	500	500	9,000
Professional fees, legal	2,500	2,500	2,000	-	-	-	-	-	-	-	-	-	7,000
Promotional materials	2,500	-	2,500	-	2,500	2,500	2,500	2,500	-	-	-	-	15,000
Showcar expenses	5,000	-	3,000	-	3,000	-	2,000	2,000	-	-	-	-	15,000
Social media	4,000	4,000	4,000	8,000	8,000	10,000	10,000	12,000	-	-	-	-	60,000
Travel	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	-	-	-	-	24,000
Total general and administrative expenses	22,000	15,750	16,750	17,500	19,000	22,000	20,500	136,250	126,500	1,000	1,000	1,000	399,250
Net excess (deficit)	18,000	134,250	83,250	117,500	71,000	128,000	(10,500)	(159,250)	(126,500)	(1,000)	(1,000)	(1,000)	252,750
Cash flows from equity transactions:													
Series B common member unit distributions	-	-	-	-	-	-	-	-	(200,000)	-	-	-	(200,000)
Series A common member unit distributions	-	-	-	-	-	-	-	-	(32,000)	-	-	-	(32,000)
Net increase (decrease) in cash	18,000	134,250	83,250	117,500	71,000	128,000	(10,500)	(159,250)	(358,500)	(1,000)	(1,000)	(1,000)	20,750
Cash, beginning of period	27,750	45,750	180,000	263,250	380,750	451,750	579,750	569,250	410,000	51,500	50,500	49,500	27,750
Cash, end of period	$ 45,750	$ 180,000	$ 263,250	$ 380,750	$ 451,750	$ 579,750	$ 569,250	$ 410,000	$ 51,500	$ 50,500	$ 49,500	$ 48,500	$ 48,500

See accompanying summary of significant forecast assumptions and
accounting policies and accountants' compilation report

Spirit of Speedway, LLC
Summary of Significant Forecast Assumptions and Accounting Policies

Note 1 – Nature and Limitations of Forecasts

These financial forecasts present, to the best of management's knowledge and belief, Spirit of Speedway, LLC's (the Company) expected cash receipts and disbursements for the forecast periods. Accordingly, the forecasts reflect management's judgment as of October 14, 2021, the date of these forecasts, of the expected conditions and its expected course of action. The assumptions disclosed herein are not all-inclusive but are those that management believes are significant to the forecasts. There will usually be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

Note 2 - Summary of Significant Accounting Policies and Description of Business

The Company is located in Indianapolis, Indiana and was formed in June 2021 as an investment fund to promote and support an IndyCar Series team for a limited series of races over the forecast period, specifically the 2022 and 2023 Indianapolis 500. The Company expects to commence operations in October 2021.

The forecasted statements of cash receipts and disbursements have been prepared on the cash basis of accounting that the Company uses for financial reporting purposes, which is a comprehensive basis other than accounting principles generally accepted in the United States of America.

Note 3 - Summary of Significant Forecast Assumptions

Forecasted Revenues

Forecasted revenues are based on management's estimates of the sponsorship revenues to be received for the Company's car and driver in autosport activities, fan purchases of Company merchandise and experiences, and anticipated prize money from IndyCar Series activities.

Direct expenses

Forecasted direct expenses include management's estimates of payments to contractors related to the engineering, testing, engine lease, parts, and maintenance of the Company's IndyCar Series car. The Company expects to negotiate a specific contract with an existing IndyCar team to provide these services.

The Company's direct expenses also include management's estimate of the purchase price for an IndyCar Series approved race car for the term of the forecast period.

General and administrative expenses

Other operating expenses are forecasted based on estimated amounts by management. These expenses are forecasted to be incurred based on the Company's anticipated racing schedule and related events.

Note 3 - Summary of Significant Forecast Assumptions (continued)

Cash flows from equity transactions

Cash receipts from contributions of Series B common member units are forecasted based on management's estimates. These cash receipts are based on management's estimates of a crowdfunding campaign providing individuals the opportunity to have an ownership interest in an IndyCar Series car.

Cash disbursements for Series B common member distributions are forecasted based on management's estimate of earnings and related cash flows from the operations of the Company.

Cash disbursements for Series A common member distributions are forecasted based on management's estimate of earnings, cash flows, and the related tax liability to Series A common members of the Company.

Income taxes

The Company is a limited liability company and has elected to be taxed as a partnership for income tax purposes. Members of a limited liability company are taxed individually on their allocable share of the Company's taxable income. Therefore, no provision for income taxes has been included in the forecasted financial statements.

APPENDIX H
SOURCES AND USES

SOURCES AND USES IF OFFERING TERMINATES AT TARGET OFFERING AMOUNT			
Sources		**Uses**	
Total Offering Proceeds:	$100,000	Use of Net Proceeds: Chassis for Racecar (potentially in 2023) AND/OR for current or future (potentially 2023) operating expenses:	$92,500
Offering Expenses: (Payment to Silicon Prairie)	$7,500		
Net Proceeds:	$92,500		

SOURCES AND USES IF OFFERING TERMINATES AT MAXIMUM OFFERING AMOUNT			
Sources		**Uses**	
Total Offering Proceeds:	$250,000	Use of Net Proceeds: Chassis for Racecar (potentially in 2023) AND/OR for current or future (potentially 2023) operating expenses:	$235,000
Offering Expenses: (Payment to Silicon Prairie)	$15,000		
Net Proceeds:	$235,000		

See Business Description and Risk Factors for other potential uses.